NO ACT

PE
12-19-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09004191

Received SEC

FEB 18 2009

Washington, DC 20549

February 18, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-18-09

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letters dated December 19, 2008 and February 2, 2009 concerning the shareholder proposal submitted to Citi by John Harrington. We also have received letters on the proponent's behalf dated January 19, 2009 and February 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The proposal would amend the bylaws to establish a board committee on U.S. Economic Security and authorize the chairman of the board to appoint the members of the committee.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Citi to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citi relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 4, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Amend the Bylaws to Create a Board Committee on US Economic Security Submitted to Citigroup Inc. for 2009 Proxy Materials On Behalf of Harrington Investments - Second proponent response letter

Dear Sir/Madam:

Harrington Investments (the "Proponent") is the beneficial owner of common stock of Citigroup Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated February 2, 2009, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company, which follows up on our letter of January 19 responding to their no action request of December 19, 2008.

We have reviewed the Proposal, the letter from the Company, the letter from Delaware Counsel, Morris, Nichols, Arsth & Tunnell, LLP (hereafter referred to as Morris, Nichols Letter 2) and remain firm in our opinion that the resolution is not excludable under the referenced rules. In the following letter we will briefly respond to a few points made by the Company.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

Company continues to fail to meet its burden of proof regarding State law questions

The Company again asserts that it has met its burden on the Delaware law questions. Under staff legal bulletin 14B the operative requirement for the company is:

> In submitting such an opinion of counsel, the company and its counsel should consider whether the law underlying the opinion of counsel is unsettled or unresolved and, whenever possible, the opinion of counsel should cite relevant legislative authority or judicial precedents regarding the opinion of counsel.

The company asserts that it is not required to demonstrate bindingprecedent applicable to the present resolution showing that it would violate Delaware law andnotes that in some instances the staff has found that no judicial precedent is necessary to determine that a proposal violates

state law. That has been the case where there is no real ambiguity in statutory interpretation, so that it can still be said that the issue of state law is "settled law".

The two examples cited by the Company in its February 2 letter demonstrate quite clearly how far the present matter is from the cases where the statute itself provided "settled law".

First, the Company cites *PG&E* (February 14, 2006) which requested that the Board initiate an appropriate process to amend the Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting. In that instance Section 708(c) of the California Corporation Code required that directors be elected by plurality vote, and California law does not permit a company to adopt majority voting for director elections. The state statute law read as follows:

> In any election of directors, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected; votes against the director and votes withheld shall have no legal effect. California Corporation Code Section 708(c)

In the absence of any difficult statutory interpretation question, it was apparent that no judicial interpretation would be necessary. Thus, it was clearly a settled question of law. In contrast, the question at hand in the present resolution the statutory issues are not a settled question; the extensive efforts by the Company and its Delaware counsel to try to describe a way to interpret the statute favorable to its position demonstrate that the questions at hand are precisely the types of questions that would require a judicial ruling to settle.

Then, the Company cites *General Motors* (April 19, 2007), where a proposed Bylaw would have modified the oversight duties of the Board by assigning to the directors additional, discrete responsibilities of the Board in managing the business and affairs of the Company. However, the statute plainly provides that only the statute or the certificate of incorporation could define the powers and duties of the board of directors to manage the company:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation. DGCL 141(c)

Thus, it is clear under the statute that it is not appropriate to delineate specific operational management duties of individual board members (such as oversight of specific divisions of the company) through the bylaws but only through the charter.

While the Company's arguments in the present case are plausible arguments to present to a court, they do not demonstrate that the questions at hand are settled law. The establishment and appointment of committees of the Board of Directors, under the explicit language of the statute and case law appears to be permissible either by the directors or the shareholders.

Morris, Nichols Letter 2 states that the statute is "clear on its face" that only the Board of Directors can appoint a committee. Again, the Company's Delaware counsel relies on the language of the statute that says that the Board "may designate 1 or more committees." The intepretation which the Company asserts is clear is that this reserves the power over committees to the Board of Directors.

But if this language is so clear on its face, how did the Delaware courts decide as they did in *Hollinger? In Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005). If the board of directors is the only sovereign over committees, how coulda shareholder-enacted bylaw **abolish** a board committee created by board resolution? Even though there was no other language in the statute establishing the right of shareholders to abolish committees the court found such a right, and concluded that that this does not impermissibly interfere with the board's authority under Section 141 (c). Nowhere in the statute does it say that shareholders can un-designate a committee, yet the Delaware courts have found that they can do so. The law is not so clear on its face, and despite the alleged powers of only the board to "designate" committees, a more reasonable read of *Hollinger* is that shareholders have coterminous powers with the Board of Directors over committee destruction and creation.

Morris, Nichols Letter 2 goes on to misquote our letter to say that it is an unsettled issue of Delaware law whether a stockholder adopted by law can limit the board's managerial authority. To the contrary, we went out of our way in our letter to demonstrate that the resolutionwas drafted so as to not limit the board's management prerogatives. The letter then asserts that the resolution " would force the directors to expend time and money on the review urged by the proponent." In order to make this assertion they reinterpretthe language of the bylaw amendment:

> Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

As we explained in our letter, this language has the effect of **blocking** expenditures by the committee unless authorized by the board. In other words elsewhere in the ***section*** it states that the Board committee is established to conduct a review, however this language in the same section states that notwithstanding anything else in the section the committee "shall not incur any costs" except as ***authorized consistent with these bylaws***. It does not say as "authorized consistent with this section," because nowhere in the section is spending authorized. Instead, spending would *need* to be authorized by the Board of Directors in order for the board committee to do its business.

ARTICLE VI of the Citigroup corporate bylaws as amended effective October 16, 2007 follows the statutory framework of authorizing the Board of Directors to designate committees consistent with the statute:

> SECTION 1. The Board of Directors may designate committees of the Board and may invest such committees with all powers of the Board of Directors, except as otherwise provided in the General Corporation Law of the State of Delaware, subject to such conditions as the Board of Directors may prescribe, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose in the office of the Company and shall report the same to the Board of Directors.

This bylaw provision demonstrates how the board can, if it chooses, invest in a committee that it creates **all the powers of the Board of Directors**, and also apply any conditions that it chooses to prescribe. By contrast, the shareholder created committee in the proposal does not attempt to "invest such committee with all powers of the Board of Directors." Quite to the contrary, it contains a set of limitations that imply further action to be needed by the board of directors, consistent with the Board's powers to manage the business of the company.

In its latest argument, the Delaware firm attempts to give the spending limitation of the proposed bylaw amendment the opposite meaning – a mandate for spending money. (See page 6 of Morris, Nichols February 2 letter, footnote 10) This language must be understood in the context of the bylaws and Delaware laws generally, which grant all committees the power to spend money unless such power is limited in a bylaw or resolution creating the committee. In this instance such a limitation has been applied; there is no authorization for spending stated or implied in this bylaw amendment. The authority to spend money would have to be granted by the Board of Directors consistent with the other provisions of "these bylaws."

Morris, Nichols Letter 2 seems to concede on page 6 that if the amendment does not require the created Committee to undertake the review defined by the bylaw amendment, then the resolution is permissible under prior Delaware Supreme Court decisions. In our prior letter we demonstrated that through the long list of conditions placed on the committee, the amendment creates the vehicle of the committee for such a review to be conducted, but cannot cause the actions to occur unilaterally without Board participation due to the need for funding authorization, which is withheld from the grant of powers to the committee in the bylaw amendment.

Nothing in the latest letters sent by the Company and its Delaware counsel changes our conclusion that the state law issues posed by the resolution are unsettled; in both its prior and latest letters the Company has been unable to show that the statute on its face is clear or that existing judicial rulings are dispositive. The company has not met its burden of proof on the Delaware law questions, but instead goes to lengths to finesse the unsettled nature of these questions, in order to attempt to disenfranchise shareholders from considering the proposed bylaw amendment.

The resolution is not excludable as relating to ordinary business.

Reviewing the additional arguments submitted by the company regarding ordinary business revealed little new information. Based on the broad set of precedents cited, we continue to conclude that the resolution is not excludable based on involvement in legal compliance, micromanagement, or other involvement in the day-to-day affairs of the company. It is also not excludable as risk evaluation, because it does not request an evaluation of financial risks to the company but only seeks a review of the impacts of the company on the outside world; this is still true, notwithstanding the shifting interpretations and decisions regarding the railroad security resolutions.

In addition, after our January 19, 2009 letter was submitted to staff, we learned that the US House of Representatives has passed a TARP reform bill[1] which would allow the US Department of Treasury to sit in on board and committee meetings of companies. If ever there was evidence of what a major public policy issue this resolution presents, the enactment by Congress of an oversight mechanism that would directly interface with the committee we are proposing should be ample evidence that this resolution is not excludable as ordinary business, but rather relates to the major social policy issues facing this company.

Despite the Company's new arguments, the resolution is not vague or misleading, and can be implemented by the company.

In its new correspondence, the Company inserts the arguments against this resolution by Bank of America, including that the resolution is vague or misleading or that the Company lacks the power and authority to influence the behavior of third parties and therefore the Company cannot implement the actions requested. To the extent that the new Citigroup letter in its footnotes reiterates arguments made by Bank of America in its no action request, we request that staff utilize our response letters submitted January 19 and January 26 in response to Bank of America. We are attaching these letters as Exhibit A.

In addition to mirroring the Bank of America arguments, the Company also advances three new arguments in support of its assertion that the resolution is excludably vague. We will address these here, one by one.

First, the Company says the proposal is not clear as to whether the committee is required to undertake a review of US economic security. The explicit language of the resolution is quite clear that the intent of the resolution is to create a committee that can undertake just such a review. However, as discussed above and in our prior letter, due to the limitations included in the bylaw amendment, authorizing any spending, reports, etc. remain in the discretion of the board under the full set of corporate bylaws. Thus the adoption of the bylaw amendment creates a committee to conduct the review in question, but presumes additional action by the

[1] http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=111_cong_bills&docid=f:h384eh.pdf

Board of Directors to direct the course of such a review.

Second, the Company says that the supporting statement and my letter suggest that the proposal is focused on TARP but the proposed bylaw does not reference TARP. The plain language of the bylaw amendment and supporting statement read together are quite clear. TARP is an impetus for the enactment of the committee, but the committee would remain effective to address any issues related to US economic security as impacted by the company. Again, there is no ambiguity or vagueness about this question within the four corners of the resolution.

Third, the Company asserts that the effect of including a detailed nonbinding definition of US economic security in the text of the proposed bylaw is unclear. The effect of doing so is that it gives guidance to the new committee as to potential topics to include within its work. It also gives guidance to shareholders voting on the resolution as to the type of issues likely to be addressed by the committee. In doing so, it is similar to the many resolutions that contain in their supporting statements delineations of the content of reports, policies, and other requested actions. In a great many instances, those supporting statements are stated in discretionary terms. It is all the more important in a bylaw such as this, as the Company has noted repeatedly, to not tie to hands of the Board of Directors in the management of details. Therefore, the topics to be addressed are appropriately expressed as discretionary.

The question of the "vague and indefinite" exclusion is not whether every last detail has been worked out in advance of the proposed board committee examining the issue area, but rather whether the shareholders would have enough of an idea about what they are voting on to make an informed choice to vote for or against the resolution. In the present case, the shareholders would know that they would be creating a committee on US economic security to examine policy issues relative to the impact of the Company on the US economy; that the chairman of the board would appoint the members; and that the committee would have a fair amount of flexibility in defining the scope of its activities, but would also have some guidance in terms of the set of suggested issues to consider the possible inclusion. This is ample guidance for shareholders to know whether they want to vote in favor of the bylaw or not.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded*." *Id* (emphasis added). In the present instance, the company has not met this burden.

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc., dropkins@citi.com
John Harrington, Harring

EXHIBIT A
Proponent's response letters
to Bank of America
No Action Requests

SANFORD J. LEWIS, ATTORNEY

January 19, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted October 30, 2008 to Bank of America Corporation fora Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2009 Proxy Materials on Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 19, 2008, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(2) (would cause Company to violate Delaware law), Rule 14a-8(i)(6) (Company lacks authority to implement Proposal), Rule 14a-8(i)(7) (deals with "ordinary business operations"), and Rule 14a-8(i)(3) (Proposal is vague and indefinite).

We have reviewed the Proposal, as well as the letters sent by the Company and its Delaware Counsel, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

I. SUMMARY OF OUR RESPONSE

The Proposal in question would amend the corporate bylaws of Bank of America by establishing a committee of the board of directors on US economic security. The Company first asserts that it may exclude the Proposal pursuant to Rule 14a-8(i)(2), which provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Secondly the company cites Rule 14a-8(i)(6) asserting that it lacks the power and authority to implement the proposal. These two assertions principally come down to (a) whether shareholders can lawfully enact a bylaw amendment creating a Board committee on a specific subject matter (US economic security) or whether to do so would illegally restrain the discretion of the board to manage the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

company; and (b) if the shareholders can lawfully amend the bylaws to create such a committee, whether it would be legally permissible in that bylaw amendment for shareholders to appoint the chairman of the board, rather than the members of the board of directors, to identify the members of a committee, As we will show, there are strongreasons, even within the precedents cited by the company, to believe these issues could well be decided in support of the bylaw amendment. The Company's assertions on each of these points present issues of unsettled law, lacking in judicial precedent binding or dispositive of the matter at hand. Thus, the Company has not met its burden of proof.

In addition, the Proposal does not ask the Company to take any actions outside of its own control, such as actions that could only be accomplished by third parties. Instead, it clearly asks for the company to look only at *its own* role, even if that role includes an impact or influence on the activities of others, such as how its activities may affect investments in the US or foreign markets.

Next, the Company asserts that under Rule 14a-8(i)(7) the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." The Proposal seeks to address what is clearly the single largest public policy challenge facing the Company today – how its practices will affect the U.S. economy now that it has been granted at least $45 billion in taxpayer funds through the Troubled Asset Relief Program (TARP) (including funds to Merrill Lynch). As a proposal that by its very nature is merely setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to the Company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The Proposal also does not relate to a legal compliance program – in fact it explicitly excludes issues of legal compliance from the focus of the proposed committee. Finally, the Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review on the question of ordinary business.

Finally, the company attempts to paint the resolution as "vague and indefinite." The resolution is not vague or indefinite, but clearly gives shareholders voting on the Proposal a very clear indication as to what they are voting on, and the reasonable parameters given to the board committee to take action and consider the company's policies, with an appropriate level of flexibility. The proponent believes he has struck the legally appropriate balance between the extremes of micromanagement or vagueness – pointing the directors, with operational flexibility, in the direction of a broad policy issue that shareholders seek governance and accountability on, while at the same time providing clarity through the supporting statement, and through examples of the types of issues within the scope of the committee.

In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the proposal in its entirety states as follows:

To amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:

SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

Supporting Statement:
Our company has received Federal assistance under the Troubled Asset Relief Program of the US Treasury. In the opinion of the proponents, the financial system's weaknesses that precipitated this taxpayer effort to stabilize the US financial system was the result of years of irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight. While the US government has decided not to take voting shares in our company, the need for shareholders and the public to understand our company's role in long term US economic security is more evident than ever.

Following the dramatic recent government interventions, there can be no doubt that our company's financial integrity is interdependent with a strong and

secure US economy. Proponents believe that the time has come for shareholders and members of the public to inquire further of our management and Board to ensure that these recent events are not repeated and that the investment by the US taxpayers brings reciprocal benefit to US economic security.

III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

The Company asserts that the Proposal may be excluded from the 2009 Proxy Materials both because pursuant to Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law, and also that as a result of the foregoing the company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, for each of the assertions the Company has failed to show precedentsthat would be determinative regarding the present Proposal, leaving these issues as unsettled questions of law. Therefore, the Company has not met its burden of proving either 14a-8 assertions.

A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The basic legal background for this resolution involves the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 Del Code sec. 109 (a). Section 109 further provides:

> **(b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.**

(8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of bylaw amendment by shareholders. However, the right of shareholders to amend the bylaws is a fundamental aspect of the shareholder franchise. (By contrast, the articles of incorporation can only be amended by the Board of Directors and the shareholders both ratifying such amendments.) Based on cases cited by the Company it is apparent that the rules of construction of bylaw amendments generally give a broad berth for shareholder amendments. The Company's letter and the Morris, Nichols letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter, or that shareholders cannot assign responsibility for appointment of committee members to the Board Chairman.

The claim by the company that the shareholders cannot amend the bylaws to establish a committee to address a specific public policy challenge, whether that would be the US Economy, or Sustainability, or Human Rights, would represent an extreme disenfranchisement of the shareholders right to govern the company – weighing as far as possible for the absolute managerial power of the Board (section 141) and against the rights of the shareholders to govern the company (section 109) as possible.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). It is clear that the

[1] The SEC's website provided Professor Coffee's biography for his appearanceat a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdfProfessor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

present Proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.

The Company asserts that the directors' fiduciary duty requires them to decide whether creating a committee on US economic security is in the interests of the company and its shareholders, and that the shareholders cannot enact a bylaw amendment that would take this power away from them. However, under Delaware law, the directors work for the shareholders, not the other way around. If shareholders want their board toexamine the effect of the Company on the US economy, it is not the board's job to save shareholders from themselves.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power – which is that of an agent's with regard to its principal – derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See*Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (avail. 28 February 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g.,*PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (avail. 28 April 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also,*Halliburton Company* avail. (avail. March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question.

See also *Technical Communications, Inc.* (avail. 10 June 1998); *PG&E Corp.* (avail. 26 January 1998); *International Business Machines Corp.* (avail. 4 March 1992); *Sears Roebuck & Co.* (avail. 16 March 1992).

B. The shareholders have a right to amend the bylaws to establish a board committee on a specific subject matter, as long as they do not unlawfully interfere with the duties of the board to manage the affairs of the company.

The Company's letter asserts that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the directors of their fiduciary power and managerial duty to choose what topics the company would have a process in place for addressing. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the board of directors to take actions – including actions to amend a bylaw or further define the scope of its applicability.

In general, under Delaware law a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the potential for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is **"to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation."** The proposed bylaw amendment does not grant the committee these broad authorities provided by section 141(c)(2). Instead it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:

• "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment. As a result of this clause, the Company's asserted issue dictating the "management of the company" is narrowed to whether only the Board, and not the shareholders, can create a committee to address a

specific topic. The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company.

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws." Proposed bylaw amendment.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The Chairman would have to appoint committee members for the committee to begin deliberation.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. It requests this accountability in a form that does not deny the existing legal and fiduciary obligations of the board to the shareholders of the company. Instead, it provides what the proponents believe to be a reasonable structure to encourage the board to discuss and be accountable for these issues.

Based on one of the few Delaware rulings cited by the Company (fn 2 to the letter from its Delawar Counsel), the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution**, and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *β 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *β 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them, and for that matter, to create committees to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework was <u>adopted for inequitable purposes</u> and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

Another recent precedent regarding shareholder-enacted bylaws is *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (holding that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate"). However, the bylaw amendment in that case committed the management to incurring particular expenses. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the bylaws. The present bylaw amendment is entirely and intentionally distinguishable, because it expressly states that no expenditures shall be made or incurred except consistent with the bylaws – in other words, the Board of Directors retains its full right to approve of expenditures under this bylaw amendment.

The legal question posed is thus whether the shareholders can create a Board committee for a major public policy challenge facing a company. This is first and foremost an unsettled area of Delaware law; the Company has not provided any precedents to prove otherwise, and the direction of state court precedents implies that such a power is likely to be found by the courts.

C. Shareholders that amend the bylaws to create a committee can also empower the Chairman of the Board to appoint the members of the committee without violating the Delaware Statutes.

The Company says that the Proponent's by-law would illegally empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purportedly is in direct violation of Section 141 (c)(2) of the Delaware General Corporation Law (the "DGCL"), which, the Company asserts, permits only the Board or an authorized committee of the Board to appoint directors to a Board committee.

Despite the Company's assertions, there is no clarity under Delaware law on this point. Although the existing law specifies that the Board of Directors "**may designate**" a committee, Section 109(b) also allows for bylaw amendments which are not inconsistent with the law. The bylaw amendment can be read as consistent with the law. The board of directors' power to designate committees is stated in discretionary terms, so the interpretation by the Company and its counsel that the bylaw amendment is inconsistent with the statute is but one interpretation. The term "designate" is itself also ambiguous, and could equally be construed to mean for example, to frame a committee on a special topic. **Nowhere in the statute does it say that the Board of Directors is the only body that can "designate" a committee, or for that matter the only body that can "appoint" the members of a committee. These are questions of law for the Delaware courts to resolve.**

An equally valid and consistent interpretation of the Delaware statutes other than the one advanced by the Company is that in the absence of a bylaw amendment that creates a committee to address a specific issue, the Board of Directors is that the default decision-maker regarding all aspects of such a committee, including the appointment of members.

IV. THE COMPANY DOES NOT OTHERWISE LACK THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

Much of the company's arguments regarding an alleged violation of 14a-8(i)(2) (inability to implement the proposal) relates to the Delaware law questions already addressed above.

However the company also devotes a paragraph to the argument that the resolution asks the company to attend to issues which can only be addressed by third parties. This is a mischaracterization of the resolution. The resolution specifically asks the proposed board committee to evaluate how the policies of Bank of America affect US economic security. It does not ask the company to evaluate how anyone else's policies or practices are affecting the economy. It is true that part of this analysis may involve how the company' policies may be influencing others to do things, such as invest in the US or elsewhere, or to hire or fire workers in the US. However, nothing in the proposal requires the committee or company to do anything that is only in the power of a third party to do.

One example of a germane staff decision was *Abbott Laboratories*, (February 28, 2008) in that decision the shareholders requested that the Board of Directors amend the company's human rights policy to address the right to access to medicines, and report to shareholders on the plan for implementation of such a policy. The company argued that if what the proponents were asking for is for Abbott to implement a policy providing a right to access to medicines throughout the world, Abbott would not have the power to implement such a policy. Abbott is a business corporation that operates to achieve certain goals in the best interests of the shareholders. Providing access to medicines is not something that can be implemented by a single company, for such an effort requires collective action. Abbott does not have the power to adopt legislation or regulations, nor the authority to execute a worldwide policy to provide a right of access to medicines. In contrast, the proponents argued that the Company is fully capable of implementing the Proponents' shareholder proposal by adopting one or more of the types of actions suggested. Neither the proponents nor the Guidelines evidence a belief that the Company alone can provide the human right of access to medicine. Yet, there are numerous actions that the company could take to help alleviate the problem. Similarly, in the present case there is no attempt in theproposal to suggest that Bank of America alone should ensure the economic security of the United States. However, an examination by a board committee of how the company is affecting US economic security could make a helpful contribution to our country in difficult times. The proponent believes it is important place to start, and that he is entitled Under rule 14a-8 to place this resolution before the shareholders so they can ascertain whether they agree.

V. THE PROPOSAL RELATES TO MAJOR PUBLIC POLICY ISSUES FACING THE COMPANY, NOT EXCLUDABLE ORDINARY BUSINESS.

Next, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration***" *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors:

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable,*** because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps***

the Company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Based on the above analytical framework as well as responding to the Company's specific assertions, the following is a blow-by-blow description of why the resolution fails to qualify as excludible ordinary business:

A. **The subject matter of the bylaw amendment relates to a significant policy matter facing the Company.**

Audaciously, the company tries to assert that "a review of the corporation's policies to determine their impact in the US Economic Security do not raise any significant policy issues to be contemplated by 14a-8(7)."

Given the extraordinary outlay of US taxpayer funds to the Company, there really could be no subject matter which focuses *moreso* on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." The company has been accorded at least $45 billion of taxpayer relief through the Troubled Asset Relief Program (TARP) (including funds to Merrill Lynch). This has thrust the Company into the limelight of public policymakers, taxpayers and consumers concerned with the payback on this taxpayer investment.

After the $700 billion TARP legislation was signed on October 3, 2008, and the Treasury Department began to distribute the first $350 billion to large banks, it became clear to many observers that Treasury was not demanding sufficient transparency or accountability from the recipients of these funds. **See Appendix 1 for exemplary newsclips and quotations.**

The proposed bylaw amendment represents an effort by shareholders to provide a governance mechanism to ensure a high level policy discussion within the company regarding how, in light of TARP funding, the Company is being responsive to the needs of the US economy. The company has provided scant information to taxpayers and shareholders as to how it is spending the billions of dollars received under TARP.

These are issues about which shareholders can be appropriately concerned. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans, not to mention federal, state and local policymakers, and are clearly of relevant and appropriate concern to other investors. Consistent with the above analysis the bylaw amendment cannot be seen as relating to excludable ordinary business.

B. <u>The bylaw amendment does not attempt to micromanage the company's day-to-day affairs.</u>

Despite the company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions.

If this resolution does incidentally touch on ordinary business matters by its suggestions of possible items that MAY be included in the scope of "US economic security," it is more analogous to the cases that the Company cited which were found to be not excludable as relating to ordinary business matters. See, e.g., *ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

Proposals requesting broad reviews by a board committee on an identified high-level social policy issue have been deemed permissible by Staff – rejecting ordinary business assertions. These resolutions have allowed management discretion, as in the present proposal. See, e.g., *Bank of America Corp.* (avail. Feb. 29, 2008) (proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (avail. April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals, and therefore is not excludable as relating to ordinary business.**

A number of shareholder proposals relating to investment policy have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (avail. January 11, 1999) and *Merrill Lynch* (avail. February 25, 2000) the Staff concluded the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (avail. August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (avail. April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "<u>fundamental investment policies</u>.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts

of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

C. The resolution does not attempt to regulate employee relations.

The Company also cites *Bank of America* (avail. Jan. 11, 2007), in which the Staff concurred that a proposal that closely resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the Company could exclude that proposal because it related to the Company's ordinary business operations. However, the core issue that made that resolution relate to ordinary business was the successful argument of the Company that because it sought the appointment of a Vice President, it therefore related to employee relations. By contrast, there is no effective assertion here that the bylaw amendment attempts to regulate employee relations.

D. The Resolution does not entail an excludible "evaluation of risk."

The Company also asserts that the bylaw amendment would require the board of directors to engage in excludable "evaluation of risk." The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the

> environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (avail. Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

That proposal expressly sought an evaluation of the economic risks to the Company's operations and clearly was within the ordinary business exclusion.

This analysis is borne out by two recent cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (avail. December 27, 2007) and *Norfolk Southern Corporation* (avail. February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation of risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to *Norfolk*, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in *Burlington* argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff. While the current resolution may lead to risk reduction, reputation protection and liability reduction for the company, as in the *Burlington* case the resolution does not focus on policy options "to minimize financial risk" and therefore is not excludable as risk evaluation.

The company cites a few resolutions rejected on risk evaluation grounds as ostensibly similar to the current resolution. It cites *General Electric Company* (January 9,2008) and *International Business Machines* (January 9,2008) (each proposing a board commttee report on the potential for damage to the company resulting from the sourcing of products and services from outside the United States); *American International Group, Inc.* (February 19,2004) (permitting exclusion of a proposal requesting the board review and report to shareholders on the economic effects of the HN/AIDS, tuberculosis and malaria pandemics on the company's business strategy); and *Newmont Mining Corporation* (February 4,2004) (permitting exclusion of a proposal requesting that the board to publish a comprehensive report on the risks to the company's operations, profitability and liabilities). All of these resolutions have a clear distinction from the present resolution, namely they involve an assessment of risks to the company, not risks to the outside world from the company.

In numerous "risk evaluation" precedents, the staff has implicitly made a distinction between a request for an evaluation of how a company affects the outside world (environment, human rights, privacy, etc.) is not an excludable risk evaluation. Compare *KB Home* (January 23, 2008) (asking board to provide report on the feasibility of developing policies to minimize the impact on climate change, with a focus on reducing greenhouse gas emissions, found not excludable) with excludable resolutions asking a company to "*assess* how the company is responding to rising regulatory, competitive, and public pressure." See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). Such an "assessment" could be understood to imply a financial risk evaluation of the impact on the company. What is excludable is a resolution that requires a company to undertake and/or publish evaluations of financial impacts and risks on the company. But that is not what the present resolution does or requires - instead it requires an outward examination of the impact of the company on US economic security, and as such it is not excludable as a "risk evaluation" request.

The text of the current resolution does not require the proposed committee to undertake internal evaluations of risk in order to do its job. The core language provides, "The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders." As such the committee is focused on how the company's policies affect the US economy, not how the US economy affects the company. As such, it is not focused on the project or process of evaluating the company's own financial risk. Instead it is focused on how the company's existing policies and practices may affect the US economy.

Similarly, examining the definition of US economic security in the resolution provides "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US

and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies. Again, this definition does not require the company to undertake a financial risk evaluation but only to address the degree to which the companies policies as they are currently constituted, or constituted in the future, may have a positive or negative effect on the US economy.

E. The Proposal does not fall within the legal compliance exclusion.

The present resolution excludes issues of legal compliance since it asks the board committee to examine company policies "beyond those required by law." As such it is not a legal compliance program.

While the Company cites a number of no-action letters issued by the Staff on the subject of legal compliance, it fails to demonstrate that the cases cited are comparable to the Proposal. The cases cited referred to very clear instances of a focus on legal compliance issues – in clear contrast to the present Proposal. For instance:

Monsanto Company (November 3, 2005). The proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." In contrast to the present resolution, the *Monsanto* proposal was focused on compliance issues. The proposal sought to dictate how the compliance program would occur with specifics about certain fields of law. The current Proposal in contrast, is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

General Electric Company (January 4, 2005). As the company in *General Electric* demonstrated, that company was subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. Because the proposal requested the company to prepare a report "detailing" its "current activities to meet their public interest obligations" it was requesting the same information that each company television station was required to submit to the FCC on at least a quarterly basis. That is simply not the case here. In addition to exempting legal compliance issues, it is evident that the Proposal does not focus on the details of reporting to federal agencies. Accordingly, the facts of *General Electric* are distinct from our case and are not relevant.

Hudson United Bancorp (January 24, 2000). In *Hudson*, the proponent accused the company of "violations of laws and regulations [including] insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery" and called for an investigation. This case is not analogous to the present case.

Finally, even assuming that the Proposal sought direct involvement in compliance mechanisms, there are examples where the Staff has determined that it is appropriate for a shareholder proposal to address operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no-action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program" because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

What all of these allowed proposals have in common with the current Proposal is that they were addressing significant social policy issues confronting the company. Consequently, they were appropriate issues for shareholder consideration even if, arguably, they tangentially touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not concerned with mundane company matters, but were focused on how the company should address the issues which transcended the day-to-day affairs of the company. Accordingly, we respectfully request the Staff conclude that the Proposal must be included in the Company's proxy materials.

VI. THE PROPOSAL IS NOT VAGUE OR INDEFINITE.

Finally, the Company argues the proposal is vague and indefinite. The Proposal asks nothing more and nothing less than in its plain meaning: to create a committee on US economic security. In the context of the TARP funding of the Company, the need for board level governance and accountability on issues relative to the effects that the company is in turn having on the US economy is not hard for shareholders to understand.

The company actually acknowledges the clarity of the proposal in a footnote, and then tries to argue that if the shareholders wanted to be clear they should've spelled things out in much more detail for the Board of Directors.

> While the literal creation of the "Board Committee on US Economic Security" set forth in the Proposal is reasonably clear, the substance and implementation of the Proposal is not. The specific actions required to be undertaken by the new Board Committee are not clear. The Corporation believes that the Board should not be required to create a new committee without clarity on the specific actions that committee would undertake to fulfill its obligations.

It should be apparent to anyone following the company's logic and arguments at this point that if the shareholders had defined with clarity the specific actions required to be taken by the Board committee as requested there, the company would have instead argued that such demands on the committee would involve micromanagement of the discretion of the board.

One must view the vagueness standard in the context of the micro-management exclusion. To pass muster, a proposal can be neither too detailed nor can it be too vague. All shareholders who submit proposals must place their proposals within that spectrum, and the proponent has been highly cognizant of those requirements. We believe that the Proposal strikes the appropriate balance between these two poles.

The Company takes the Proposal's reasonably specific language in defining US economic security, which adds a helpful level of understanding, and then turns the words inside out and tortures them to create the illusion of vagueness:

> The Proposal does not define "economy of the US." Does economy refer to an economic measure, such a gross domestic product or inflation? Should the Corporation be analyzing the Proposal in terms of macro or micro-economic indicators? Should regional or global economies be factored into the analysis? Do the stock markets or the Corporation's stock price factor into the economic analysis? Should the Corporation's policies impact" the long term health of the economy of Corporation focus on the trade deficit or measures that may balance the federal budget? The proposal leaves numerous unanswered questions for the proposed Board Committee, the Corporation and its stockholders.
>
> The Proposal's definition of "US Economic Security" also requires the proposed Board Committee to consider the "economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership." While the proposed Board Committee can review these macro-economic items, it is unclear what the actions they are expected to take to shape corporate policy to support these economic indicators. Company letter at page 10.

The question of the "vague and indefinite" exclusion is not whether every last detail has been worked out in advance of the proposed board committee examining the issue area, but rather whether the shareholders would have enough of an idea about what they are voting on to make an informed choice to vote for or against the resolution. In the present case, the shareholders would know that they would be creating a committee on US economic security to examine policy issues relative to the impact of the company on the US economy; that the chairman of the board would appoint the members; and that the committee would have a fair amount of flexibility in defining the scope of its activities, but would also have some guidance in terms of the set of suggested issues to consider the possible inclusion This is ample guidance for shareholders to know whether they want to vote in favor of the bylaw or not.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed a similar proposals. See for instance *Yahoo! Inc.* (April 16, 2007). In that case, the Proposal sought to amend the company bylaws to create a board level committee on human rights. The company took the plain meaning of "human rights" and tried to bring the term into the scope of 14a-8(i)(3) by raising numerous questions about what the term really means. The Staff rejected that contention and concluded that the proposal was in compliance with the Rule.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated at the end of its SLB 14B vagueness discussion that "rule 14a-8(g) makes clear that *the company bears the burden of demonstrating that a proposal or statement may be excluded*." *Id* (emphasis added). In the present instance, the company has not met this burden.

VII. CONCLUSION

As demonstrated above, the Proposal is not excludable under Rules 14a8-(i)(7), 14a8-(i)(2), 14a8-(i)(6), and 14a8-(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: John Harrington
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

Appendix 1
Exemplary News Clips Regarding Lack of Accountability of Companies Receiving TARP Funds

The U.S. Government Accountability Office reported in December that:

"Treasury has yet to address a number of critical issues, including determining how it will ensure that [the Capital Purchase Program] is achieving its intended goals and monitoring compliance with limitations on executive compensation and dividend payments. Moreover, further actions are needed to formalize transition planning efforts and establish an effective management structure and an essential system of internal control." U.S. Government Accountability Office GAO-09-161, *Troubled Asset Relief Program: Additional Actions Needed to Better Ensure Integrity, Accountability, and Transparency,* December 2, 2008.

Newspapers and public officials also have demanded increased oversight, and expressed wonder at the lack of transparency from the banks. The AP reported on 12/22/08 that banks receiving TARP funds were unable to track their spending of the money, or refused to discuss it. "Nearly every bank AP questioned – including Citigroup and Bank of America, two of the largest recipients of bailout money – responded with generic public relations statements explaining that the money was being used to strengthen balance sheets and continue making loans to ease the credit crisis." "Where'd the Bailout Money Go? Shhhh, It's a Secret," *Associated Press,* December 22, 2008.

Senator Susan Collins (R-ME) released a letter to Treasury Secretary Henry Paulson saying "This lack of transparency and accountability is deeply troubling. The TARP is swelling Treasury's already massive borrowing requirements, which affect capital markets and exchange rates... Judging the effectiveness of our national policy for economic stabilization necessarily involves knowing exactly how these taxpayer funds were used - an insight that some institutions appear to be saying they cannot, or will not, offer...The degree of secrecy and opacity that TARP-participant banks have drawn over their operations also bodes ill for future policy. Combined with reports of corporate profligacy that flout basic maxims of financial prudence in troubled times, it can poison the well of public support for future initiatives, no matter how well crafted or urgently needed." "Senator Collins Calls on Treasury Department to Demand More Accountability in Use of TARP Funds," *Congressional Quarterly,* December 23, 2008.

Nancy Pelosi, speaker of the House, said "The GAO's discouraging report makes clear that the Treasury Department's implementation of the TARP is insufficiently transparent and is not accountable to American taxpayers." "Obama: Bailout must help homeowners, too," *Associated Press,* December 3, 2008.

Gretchen Morgenson of the New York Times wrote on December 13, 2008: "In the bank rescue, taxpayers are subsidizing not only failure but also outright recklessness and greed. In spite of the fact that financial institutions drove the nation into the economic ditch, and even though "very few of us had anything to do with the dilemma that they have created for themselves," the financial industry received billions, with few strings attached...the banks have been blessed with a no-questions-asked bailout that will almost certainly generate tremendous taxpayer losses down the road." "Blank Check for Banks, Pink Slips for Detroit," *The New York Times,* December 13, 2008.

The Boston Globe Editorial Board wrote on December 27, 2008:
"When a reluctant Congress passed the $700 billion financial bailout, the plan had been billed as a way to keep a freeze-up in the credit markets from taking down the entire global economy. More than $300 billion of the money has been committed so far. Are banks using it to make loans? Are they holding on to it? Are they spending it on bonuses? No one can say, for most beneficiaries of the bailout ... have steadfastly refused to say what they have done with the taxpayer money they received. The

lack of accountability is appalling. Public funds should always come with strings attached. If lame-duck Treasury secretary Henry Paulson won't demand accountability from firms that have taken federal money, his successor, Timothy Geithner, had better." "What's Beneath the TARP?" *The Boston Globe*, December 27, 2008.

President-elect Barack Obama, expressing his preference that more of the TARP money help struggling homeowners, stated "We're seeing some areas where we can be doing better in making sure that this money is not going to CEO compensation, that it's protecting tax payers and that the taxpayers are going to get their money back." "Obama: Bailout must help homeowners, too," *Associated Press*, December 3, 2008.

In January 2009 President-elect Obama noted: "I think many of us have been disappointed with the absence of clarity, the lack of transparency, the failure to track how the money's been spent and the failure to take bold action with respect to areas lke housing, consumer credit, so that we can maintain credit." "Release of More Federal Bailout Money Gains Favor," *The New York Times*, January 12, 2009.

BofA TARP accountability:

Snow, "Where is the bank's bailout money," in CNN, 12/23/2008 http://www.cnn.com/2008/US/12/22/bailout.accountability/

""We are using the TARP funds to build our capital and make every good loan that we can," Bank of America said. The bank said it expects to release more information in its fourth quarter earning report."
"Citigroup said it was using TARP money to help expand the flow of credit and had formed a special committee to oversee the TARP money."

Morgenson, "That Money Isn't Leaving the Vault," in NYT, 11/21/2008 http://www.nytimes.com/2008/11/23/business/23gret.html

"Last week, Bank of America announced that it would spend $7 billion to increase its stake in China Construction Bank. This, just weeks after receiving $15 billion from taxpayers.
Why, when the nation needs access to loans in the worst way, did Bank of America choose to deploy $7 billion overseas?
Robert Stickler, a Bank of America spokesman, said that no TARP money was used to increase its Chinese bank stake and that the bank had planned the investment and set aside money for it months earlier."

Goldman, "Treasury: $10B more to B of A," in CNN Money, 01/13/2009 http://money.cnn.com/2009/01/13/news/economy/treasury_capital_investments/index.htm

"The $10 billion that went to Bank of America in the latest round of capital injections was previously allotted to investment bank Merrill Lynch, which Bank of America purchased on Jan. 1. Treasury said it delayed delivering the funds to BofA until the merger with Merrill was completed. Tuesday's was the first round of capital injections since the merger."
"With the $10 billion it received Tuesday, Bank of America matches the $25 billion also received by Wells Fargo (WFC, Fortune 500) and JPMorgan Chase (JPM, Fortune 500). Citigroup (C, Fortune 500) received $45 billion after an initial $25 billion investment and a $20 billion emergency loan under a different division of TARP."

Fitzpatrick, Paletta, Craig, "Bank of America to Get Billions in U.S. Aid," in WSJ, 01/25/2009 http://online.wsj.com/article/SB123197132814683053.html

"The U.S. government is close to finalizing a deal that would give billions in additional aid to Bank of America Corp. to help it close its acquisition of Merrill Lynch & Co., according to people familiar with the situation."

"Goldman economists estimated that losses from delinquent U.S. residential mortgages alone would hit $1.1 trillion as home prices sink, up from an earlier estimate of $780 billion.
Add in losses from commercial real estate, credit cards, auto debt and business debt, and Goldman's loan-loss estimate hits $2.1 trillion. Only half of those losses have yet been recognized. Many will be borne by investors and banks overseas. The estimate doesn't count losses that U.S. institutions will take on bad overseas loans that they hold."

"Mr. Lewis had also argued that Bank of America didn't need the first round of federal rescue funds that the Treasury offered last fall."These were funds we did not need and did not seek," Mr. Lewis told employees late in 2008. The request for additional funds may feed criticism that Mr. Lewis overreached during a time of crisis to expand his operation."

Creswel, "Bank of America May Receive More Bailout Money," in NYT, 01/14/2009
http://www.nytimes.com/2009/01/15/business/15bank.html?_r=1&ref=business
"The Countrywide and Merrill Lynch acquisitions have turned Bank of America increasingly into the type of financial supermarket model that Citigroup is now being forced to dismantle."Citi is being unwound because it's too big and the government wants it smaller," said Paul Miller, an analyst with Friedman Billings Ramsey. "I think Bank of America, either a year or two out, is going to be dismantled also because its returns are going to be too weak. No management has the expertise or brain power to provide the right required return for investors with institutions that are this size."

SANFORD J. LEWIS, ATTORNEY

January 26, 2009

via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted October 30, 2008 to Bank of America Corporation fora Bylaw Amendment to Establish a Committee of the Board on US Economic Security for 2009 Proxy Materials on Behalf of Harrington Investments – **Second Proponent Response including Revised Statement regarding State Law Issues**

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the company's second letter dated January 23, 2009, sent to the Securities and Exchange Commission by the Company, responding to our prior letter of January 19, 2009, which was in response to the company's original no action request of December 19, 2008.

A copy of this letter is being emailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

Response

At the outset, we note that two different companies that received this shareholder resolution have challenged it in no action letter requests. In addition to Bank of America, the resolution was also challenged by Citigroup, in a letter of December 19, 2008. We were responsible for responding to both letters, and the two companies made different but overlapping assertions. Because Citigroup made more extensive state law claims, we generally used portions of the Citigroup response letter as a template for responding to Bank of America's more limited assertions. Unfortunately, in our use of the template from the Citigroup letter, we inadvertently included a few irrelevant passages in our Bank of America response.

Accordingly, we are beginning this letter with a complete restatement of our response to Bank of America's state law claims, both to eliminate the irrelevant passages, and to respond in a single location to both the company's prior arguments and their latest arguments on these Delaware law points. We hope that having our single consolidated argument regarding the Delaware law questions asserted by Bank of America will simplify matters for the staff. We apologize for any confusion or inconvenience, and recommend that Staff use the following restatement regarding the state law issues, and our original letter of January 19, 2009 for the other elements of the company's arguments.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

RESTATED RESPONSE REGARDING DELAWARE LAW CLAIMS IN BANK OF AMERICA'S NO ACTION REQUEST[1]

III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

The Company asserts that the Proposal may be excluded from the 2009 Proxy Materials both because pursuant to Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law, and also that as a result of the foregoing the company lacks the power to implement the bylaw pursuant to Rule 14a-8(i)(6). As we will demonstrate below, for each of the assertions the Company has failed to show precedents that would be determinative regarding the present Proposal, leaving these issues as unsettled questions of law. Therefore, the Company has not met its burden of proving either 14a-8 assertion.

Initially, it should be noted that Staff Legal Bulletin No.14B provides 'Shareholder proponents who wish to contest a company's reliance on an opinion of counsel as to matters of state or foreign law may, but are not required to, submit an opinion of counsel supporting their position." In the present case, the proponent's counsel is not licensed in the state of Delaware, however, our comments involve analysis of a question of federal law, namely whether the cases and statutory provisions cited by the company meet the company's burdens of proof as provided under rules 14a-8(i)(2) and 14a-8(i)(6). We believe we have demonstrated that the Company has not met its burden of proof set forth by SEC staff legal bulletins and precedents. We rely on readily available leading academic analysis, and the cases and statutes cited by the company to draw this conclusion.

As the Division of Corporation Finance has said with regard to such state law questions, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result" *Exxon Corp.* (avail. 28 February 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (avail. 28 April 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* avail. (avail. March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company,

---

[1] **As noted above, this restated response is edited to eliminate the few irrelevant passages in the prior letter, and to respond to both the first and second letter from Bank of America.**

the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (avail. 10 June 1998); *PG&E Corp.* (avail. 26 January 1998); *International Business Machines Corp.* (avail. 4 March 1992); *Sears Roebuck & Co.* (avail. 16 March 1992).

A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The basic legal background for this resolution involves the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 Del Code sec. 109 (a). Section 109 further provides:

> (b) **The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of bylaw amendment by shareholders. However, the right of shareholders to amend the bylaws is a fundamental aspect of the shareholder franchise. (By contrast, the articles of incorporation can only be amended by the Board of Directors and the shareholders both ratifying such amendments.) Based on cases cited by the Company it is apparent that the rules of construction of bylaw amendments generally give a broad berth for shareholder amendments. The Company's letters and the Richards,

Layton and Finger, PA letters are notable in their failure to show any precedent squarely finding that shareholders cannot amend the bylaws to create a committee or to assign responsibility for appointment of committee members to the Board Chairman, nor even precedents that demonstrate the courts would necessarily make such a finding.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

An article by Professor John C. Coffee Jr.[2] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). It is clear that the present Proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, it certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its

[2] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

Based on one of the few Delaware rulings cited by the Company that actually related to bylaw amendments by shareholders (fn 2 to the first letter from its Delaware Counsel, Richards, Layton & Finger PA, hereafter RLF1), the franchise of shareholders to adopt bylaw amendments related to committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black,* 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution,** and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *β 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *β 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board... or in the bylaws of the corporation." As the defendants note, the statute therefore expressly contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found

that the bylaw amendment though generally permissible under the statutory framework was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

B. The express language of the statute, which allows the directors to "assign" a committee, is not inconsistent with a bylaw amendment which would empower the Chairman of the Board to appoint the members of a shareholder-created committee.

The Company says that the Proponent's by-law would illegally empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purportedly is in direct violation of Section 141 (c)(2) of the Delaware General Corporation Law (the "DGCL"), which, the Company asserts, permits only the Board or an authorized committee of the Board to appoint directors to a Board committee.

Despite the Company's assertions, there is no clarity under Delaware law on this point. Although the existing law specifies that the Board of Directors "**may designate**" a committee through resolutions, Section 109(b) also allows for bylaw amendments which are not inconsistent with the law. The proposed bylaw amendment can certainly be read as consistent with the law. The board of directors' power to designate committees is stated in discretionary terms, so the interpretation by the Company and its counsel that the bylaw amendment is inconsistent with the statute is but one interpretation. The term "designate" is itself also ambiguous, and could equally be construed to mean for example, to frame a committee on a special topic, determine its powers, and then appoint its members. But what if shareholders want to create a committee through a bylaw amendment? **Nowhere in the statute does it say that the Board of Directors is the only body that can "designate" a committee, or for that matter the only body that can "appoint" the members of a committee. These are questions of law for the Delaware courts to resolve.**

In light of the above discussion regarding the ongoing contest in Delaware legal decisions between the rights of the Board of Directors and the rights of shareholders, it is equally plausible to the company's analysis that the right of shareholders to enact bylaw amendments would include the ability to "designate" a committee and then to say how such a shareholder-created committee will be appointed. Although the company asserts in its second letter (page 3) that the statute only provides a single means to constitute a board committee, the rights of the shareholders to enact bylaws is generally understood to be broad, and the rights of directors generally yield where there can be consistent interpretation of the statute and a bylaw amendment.

In asserting that the statute only provides a "single" means to constitute a board committee, the company gives short shrift to the reality of how the statute treats the rights of shareholders to amend the bylaws. There is very little information or specification in

the Delaware statutes about what kind of bylaw amendments the shareholders can enact. One thing that is apparent however is that the ability of the board to designate committees is lodged by the statute in the ***resolution*** power of the board, which is known under the existing case law (Hollinger) to be lower in the hierarchy of powers and therefore to yield to the rights of shareholders to amend the bylaws.

The company and its Delaware counsel, Richards, Layton & Finger PA, assert in their second letters that:

> The plain meaning of the discretionary language in section 141(c)(2) is that a board of directors may, but is not required to, designate a committee of the board that may, to the extent provided by the board or in the bylaws, exercise all the powers and authority of the board... the discretionary language does not, as the proponent suggests, permit the stockholders to confer upon a single director the power to designate or constitute a committee of the board.

In the present instance, the proposed committee would be established through a bylaw, but would not have the power and authority of the board due to the limitations imposed in the bylaw amendment itself, without further action by the Board of Directors. The question of whether such a bylaw amendment establishing a committee can also designate the chairman of the board to appoint the directors of the committee is not resolved by the discretionary language of the statute.

In attempting to convert the discretionary power of the Board to designate committees into a mandatory framework that would have to apply in the event of a shareholder enacted bylaw amendment, the company cites various general judicial decisions that purportedly would apply to the ostensible "plain meaning" of the statute. These would be the kinds of arguments you would expect the company to make before the Delaware courts in seeking a favorable interpretation of the relative powers of the Board and of the shareholders. But they are not squarely determinative of the present matter, in the sense required by prior SEC Staff decisions.

The closest the company comes to finding a specific judicial precedent that would bind the present matter is where RLF, in its second letter, footnote 1, points to a Delaware Court of Chancery which interpreted similar discretionary language in the context of setting a record date in accordance with section 213 of the General Corporation Law. In re Staples, Inc. Shareholders Litigation, 792 A. 2d 934 (Del. Ch. 2001). This decision, related to whether the board of directors could delegate to the company's chief financial officer a duty to set a record date when the statute provided that the board of directors "may" fix such a record date. It was concluded that the Board of Directors could not so delegate this decision. **But this decision related to whether the board of directors could delegate a discretionary power to the management of the company, not whether the shareholders could use their broad power to enact bylaw amendments that specify a process of appointment for a shareholder created committee.** As such it was not the kind of precedent that could "squarely" predict the

outcome of the present matter.

An equally valid and consistent interpretation of the Delaware statutes, including sections 141(c)(2) and 109, other than the one advanced by the Company, is that in the absence of a bylaw amendment that creates a committee to address a specific issue, the Board of Directors is the default decision-maker regarding all aspects of such a committee, including the appointment of members.

The company has not met its burden of proving that there are binding judicial precedents to demonstrate otherwise.

RESPONSE REGARDING OTHER ISSUES
IN THE COMPANY'S SECOND LETTER

Below in the remainder of this letter we will respond briefly to the other assertions in the January 23 letter from Hunton & Williams. Please continue to refer to our January 19 letter for our full responses to the company's arguments regarding "ordinary business" and "vague and indefinite".

The company does not otherwise lack the power or authority to implement the proposal.

The Company in its January 23 letter continues to assert that because the proposal may among other things implicate Bank of America's influences on other actors in the economy it "is incapable of implementing it." There are innumerable examples of resolutions found to be not excludable by staff in which a company was asked to take actions that might affect its business partners (third parties). These resolutions have included efforts to work with other companies in the supply chain, the development of investment policies, serving as a role model or leader of a sector, etc.

By contrast, the Staff has previously permitted the exclusion of proposals that seek to have companies perform tasks that they truly do not have the authority to perform. In particular, the Staff has acknowledged Rule 14a-8(i)(6) as an appropriate basis for exclusion where a proposal would ***require intervening actions by third parties*** which are not subject to the company's control. *Putnam High Income Convertible and Bond Fund* (April 6, 2001) (allowing a company to omit a proposal that **unilaterally required the reduction of contractual advisor fees**). The Staff has also agreed that proposals that **require a third party to cooperate** may properly be excluded from a company's proxy materials. *FPL Group, Inc.* (Feb. 23, 1989) (allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror) and *American Telephone and Telegraph Company* (Dec. 14, 1988) (allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror). A company may even exclude a shareholder proposal where the request would require a third party's cooperation if it exerts some, but only limited, influence over the third party. For

instance in Firestone Tire & Rubber Co. (Dec. 31, 1986) the staff allowed a company to omit a proposal asking the company and its subsidiaries to stop doing business with the government of South Africa. The resolution was excludable because the only relevant subsidiary was one in which it was a minority shareholder and therefore lacked the power or authority to control its activities.

The present proposal is not at all akin to the proposals where only a third party can take the actions requested. The bylaw amendment is not asking the company to take actions or make commitments outside of its own power.

The proposal relates to major public policy issues facing the company, not excludable ordinary business.

After our January 19, 2009 letter was submitted to staff, we learned that the US House of Representatives has passed a TARP reform bill[3] which would allow the US Department of Treasury to sit in on board and committee meetings of companies. If ever there was evidence of what a major public policy issue this resolution presents, the enactment by Congress of an oversight mechanism that would directly interface with the committee we are proposing should be ample evidence that this resolution is not excludable as ordinary business.

In its January 23, 2009 letter, the company asserts that the prior staff decision in Bank of America (January 11, 2007) (barring a proposal to create a vice president for US economy and security) is relevant to the current ordinary business question. However, in that case he company argued extensively, and we believe successfully, that establishing a Vice President position is a role that is reserved to the management, because it relates to employee relations. The meaningful distinction that the company fails to acknowledge is that based on staff precedents, shareholders would lack the ability to designate any Vice President, because it relates to hiring of staff, rather than governance at the board level. The presently proposed board committee, because it relates to governance issues that are clearly within the purview of shareholders, does not encounter the same stumbling block that faced the 2007 resolution.

In its January 23, 2009 letter, the company also asserts that the proponent has failed to distinguish evaluation of risk and legal compliance programs. Because we believe the company's second letter adds nothing new to the argument, we stand by our original letter on these points.

The proposal is not excludably vague or indefinite.

[3] http://frwebgate.access.gpo.gov/cgi-bin/getdoc.cgi?dbname=111_cong_bills&docid=f:h384eh.pdf

In its January 23, 2009 letter, the Company also again asserts that the proposal is vague and indefinite. Because we believe the company's second letter adds nothing new to the argument, we stand by our original letter on this point.

As demonstrated above, the Proposal is not excludable under Rules 14a8-(i)(7), 14a8-(i)(2), 14a8-(i)(6), and 14a8-(i)(3). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: John Harrington
Andrew A. Gerber, Hunton & Williams LLP
agerber@hunton.com

SANFORD J. LEWIS, ATTORNEY

January 19, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Amend the Bylaws to Create a Board Committee on US Economic Security Submitted to Citigroup Inc. for 2009 Proxy Materials On Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is the beneficial owner of common stock of Citigroup Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated December 19, 2008, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(1) (that the Proposal is not a proper subject for action by shareholders under Delaware law), Rule 14a-8(i)(2) (that the Proposal would cause the Company to violate Delaware law), and Rule 14a-8(i)(7) (that the resolution is addressed to Citigroup's "ordinary business").

We have reviewed the Proposal, the letter from the Company, the letter from Delaware Counsel, Morris, Nichols, Arsth & Tunnell, LLP (hereafter referred to as the Morris, Nichols letter) and the materials referenced by those letters. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2009 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

I. SUMMARY OF OUR RESPONSE

The proposal in question would amend the corporate bylaws of Citigroup by establishing a committee of the board of directors on US economic security. The Company first asserts that it may exclude the Proposal pursuant to Rule 14a-8(i)(1), which provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Secondly, the Company asserts that it may exclude the Proposal because it "would, if implemented, cause the company to violate any state, federal,

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

or foreign law to which it is subject." These assertions come down to (a) whether shareholders can lawfully enact a bylaw amendment creating a Board committee on a specific subject matter (US economic security) or whether to do so would illegally restrain the discretion of the board to manage the company; and (b) if the shareholders can lawfully amend the bylaws to create such a committee, whether it would be legally permissible in that bylaw amendment for shareholders to appoint the chairman of the board, rather than the members of the board of directors, to identify the members of a committee, As we will show, there are strong reasons, even within the precedents cited by the company, to believe these issues could well be decided in support of the bylaw amendment. The Company's assertions on each of these points present issues of unsettled law, lacking in judicial precedent binding or dispositive of the matter at hand. Thus, the Company has not met its burden of proof.

Next, the Company asserts that under Rule 14a-8(i)(7) the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." The Proposal seeks to address what is clearly the single largest public policy challenge facing the Company today – how its practices will affect the U.S. economy now that it has been granted at least $50 billion in taxpayer funds through the Troubled Asset Relief Program (TARP). As a proposal that by its very nature is merely setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to the Company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. Finally, the Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review.

In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the Proposal in its entirety states as follows:

> To amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:
>
> SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the

economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

Supporting Statement:

Our company has received Federal assistance under the Troubled Asset Relief Program of the US Treasury. In the opinion of the proponents, the financial system's weaknesses that precipitated this taxpayer effort to stabilize the US financial system was the result of years of irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight. While the US government has decided not to take voting shares in our company, the need for shareholders and the public to understand our company's role in long term US economic security is more evident than ever.

Following the dramatic recent government interventions, there can be no doubt that our company's financial integrity is interdependent with a strong and secure US economy. Proponents believe that the time has come for shareholders and members of the public to inquire further of our management and Board to ensure that these recent events are not repeated and that the investment by the US taxpayers brings reciprocal benefit to US economic security.

III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

The Company asserts that the Proposal may be excluded from the 2009 Proxy Materials both because it is an inappropriate subject matter to appear on the proxy under the relevant state law (Delaware) pursuant to Rule 14a-8(i)(1), and that pursuant to Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law. As we will demonstrate below, for each of the assertions the Company has failed to show precedents that would be determinative regarding the present proposal, leaving these issues as unsettled questions of law. Therefore, the Company has not met its burden of proving either that the bylaw amendment is an improper

subject for shareholder action under applicable state law, or that the Company cannot implement the Proposal because it would cause it to violate applicable state law.

A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The basic legal background for this resolution involves the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 Del Code sec. 109 (a). Section 109 further provides:

> (b) **The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of bylaw amendment by shareholders. However, the right of shareholders to amend the bylaws is a fundamental aspect of the shareholder franchise. (By contrast, the articles of incorporation can only be amended by the Board of Directors and the shareholders both ratifying such amendments.) Based on cases cited by the Company it is apparent that the rules of construction of bylaw amendments generally give a broad berth for shareholder amendments. The Company's letter and the Morris, Nichols letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter, or that shareholders cannot assign responsibility for appointment of committee members to the Board Chairman.

The claim by the company that the shareholders cannot amend the bylaws to

establish a committee to address a specific public policy challenge, whether that would be the US Economy, or Sustainability, or Human Rights, would represent an extreme disenfranchisement of the shareholders right to govern the company – weighing as far as possible for the absolute managerial power of the Board (section 141) and against the rights of the shareholders to govern the company (section 109) as possible.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). It is clear that the present proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.

The Company asserts that the directors' fiduciary duty requires them to decide whether creating a committee on US economic security is in the interests of the company and its shareholders, and that the shareholders cannot enact a bylaw amendment that would take this power away from them. However, under Delaware law, the directors work for the shareholders, not the other way around. If shareholders want their board to examine the effect of the Company on the US economy, it is not the board's job to save shareholders from themselves.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders

---

[1] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (avail. 28 February 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (avail. 28 April 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* avail. (avail. March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (avail. 10 June 1998); *PG&E Corp.* (avail. 26 January 1998); *International Business Machines Corp.* (avail. 4 March 1992); *Sears Roebuck & Co.* (avail. 16 March 1992).

B. <u>The shareholders have a right to amend the bylaws to establish a board committee on a specific subject matter, as long as they do not unlawfully interfere with the duties of the board to manage the affairs of the company.</u>

The Company's letter asserts regarding proper subject matter for a bylaw amendment and regarding the possibility that the company will engage in a violation of Delaware law if the bylaw is enacted:

> The stockholders cannot force the Company directors to undertake a specific course of action with respect to Company management because only the directors are empowered to manage the business and affairs of the Company. See 8 Del. C. § 141(a). Furthermore, the directors cannot be forced to undertake the review urged by the Proponent if the directors determine that

the review would not advance the best interests of the Company and all of its stockholders.

The Company letter and Morris, Nichols letter assert that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the directors of their fiduciary power and managerial duty to choose what topics the company would have a process in place for addressing.[2]

In support of this argument, the Company spins out various scenarios in which the board might decide that it is inappropriate to establish a committee to review the company's effect on US economic security. These include, for example, the idea that such a committee should address global economic security, or that looking into these issues might be detrimental to shareholder interests. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the board of directors to take actions – including actions to amend a bylaw or define the scope of its applicability.

In general, under Delaware law a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the potential for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is "**to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation.**" The proposed bylaw amendment does not grant the committee these broad authorities provided by section

[2] The same point is made by the Company in another form in the claim that the bylaw would violate the articles of incorporation, which also reserve such managerial power to the Board. Since the assertion is really identical with the claim of violating the statutorily-based managerial power of the Board, we do not find it necessary here to separately address that claim. The same restrictions on committee power in the proposed amendment that we will highlight here below also prevent a conflict with the articles of incorporation.

141(c)(2). Instead it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:

• "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment. As a result of this clause, the Company's asserted issue dictating the "management of the company" is narrowed to whether only the Board, and not the shareholders, can create a committee to address a specific topic. The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company.[3]

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws." Proposed bylaw amendment.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

---

[3] Morris, Nichols attempts to negate the plain language these clauses, by asserting that "The Proposal is intended to restrict the Board's managerial power by preventing it from refusing to conduct the review urged by the Proponent. Without this restriction, the proposed by-law would be meaningless. The stockholders cannot adopt an invalid by-law simply because it includes language that recognizes the invalidity of its terms." To the contrary the proponent does not recognize the invalidity of the terms of his bylaw amendment. The provision has a clear meaning in preventing the bylaw language from being construed to infer more than the creation of the "shell" of a committee which must then be fulfilled with other managerial exercises by the Chairman and Board. We note that in the recent decision in *CA, Inc.* the Delaware Supreme Court implied that one way of ensuring viability of bylaw amendment would be to include a clause to preserve the fiduciary discretion of the Board. The court noted that the invalidated "Bylaw contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty…" *CA Inc.* at 240. The power-limiting clause of the proposed bylaw amendment may be found by Delaware courts to fulfill this very suggestion.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The Chairman would have to appoint committee members for the committee to begin deliberation.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. It requests this accountability in a form that does not deny the existing legal and fiduciary obligations of the board to the shareholders of the company. Instead, it provides what the proponents believe to be a reasonable structure to encourage the board to discuss and be accountable for these issues.

Based on the few Delaware rulings cited involving Board committees and the shareholder franchise, the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution**, and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *β 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *β 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the corporation." As the defendants note, the statute therefore expressly

> contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them, and for that matter, to create committees to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

The Morris, Nichols letter attempts, at pages 8-9, to draw a fine-line distinction between a bylaw amendment which would vest a board committee with the power to decide *whether or not to* conduct a review of the impact of the company on US economic security, which the letter suggests would be permissible, compared with a bylaw that establishes a committee with such a review as its mission. Even though both approaches represent only a broad policy inquiry and there are many safeguards in the proposed bylaw against the Board of Directors having to act in a manner that it believes to be inappropriate, the law firm's letter attempts to suggest that the former would be permissible whereas the latter is not. Again, there are no judicial precedents cited for this distinction with regard to creating a committee.

The Company also states on page 3 of its letter:

> [E]ven if the Proponent were permitted to revise his Proposal to cast it in precatory terms (i.e., to merely "recommend" that the Board form the Committee envisioned by the Proposed by-law), the Proposal would nevertheless constitute an improper matter for stockholder action because the provision empowering the Chairman of the Board to appoint directors to the Committee would violate an express provision of the DGCL. Compare

> *Radiation Care, Inc.* (avail. Dec. 22, 1994) (permitting exclusion of a proposal that sought to amend the company's by-laws to, among other things, create a committee of stockholders that could expend corporate funds and noting that, even if the proposal could be revised in precatory form, it was nevertheless an improper subject for stockholder action because the proposal contained a provision of questionable validity under Delaware law that would have prevented the directors from amending the by-law).

This *Radiation Care* precedent is worthwhile noting for its contrast to the present case: 1) The present bylaw amendment does not attempt to delegate spending power to shareholders as occurred in *Radiation Care*; 2) The present bylaw amendment does not commit the Board to any expenditures; 3) The present bylaw amendment does not bar amendment or repeal by the Board.

Similarly, the Company cites *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (holding that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate"). However, the bylaw amendment in that case committed the management to <u>incurring particular expenses</u>. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the bylaws. The present bylaw amendment is entirely distinguishable because it expressly states that no expenditures shall be made or incurred except consistent with the bylaws – in other words, the Board of Directors retains its full right to approve of expenditures under this bylaw amendment. The *CA Inc.* decision is not on point as a precedent.

The Company cites *General Motors* (avail. April 19, 2007) (deciding not to recommend enforcement action regarding exclusion of a proposal under Rule 14a-8(i)(2) that sought to amend the company's by-laws to require each director to oversee, evaluate, and advise certain functional groups of the company's business). This was an example of altering the board of directors duties impermissibly – essentially forcing them to <u>micromanage</u> everyday affairs of the company . It bears no resemblance to the present resolution, which simply provides a structure for the Board of Directors to address a large policy issue and relating in no way to oversight of day to day minutiae.

The legal question posed is thus whether the shareholders can create a Board committee for a major public policy challenge facing a company. This is first and foremost an unsettled area of Delaware law; the Company has not provided any precedents to prove otherwise and the precedents we have identified demonstrate that it is more likely than not that Delaware courts with side with the shareholders on this type of bylaw amendment.

C. <u>Shareholders that amend the bylaws to create a committee can also empower the Chairman of the Board to appoint the members of the committee without</u>

violating the Delaware Statutes.

The Company says that the Proponent's by-law would illegally empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purportedly is in direct violation of Section 141 (c)(2) of the Delaware General Corporation Law (the "DGCL"), which, the Company asserts, permits only the Board or an authorized committee of the Board to appoint directors to a Board committee.

Despite the Company's assertions, there is no clarity under Delaware law on this point. Although the existing law specifies that the Board of Directors "**may designate**" a committee, Section 109(b) also allows for bylaw amendments which are not inconsistent with the law. The bylaw amendment can be read as consistent with the law. The board of directors' power to designate committees is stated in discretionary terms, so the interpretation by the Company and its counsel that the bylaw amendment is inconsistent with the statute is but one interpretation. The term "designate" is itself also ambiguous, and could equally be construed to mean for example, to frame a committee on a special topic. **Nowhere in the statute does it say that the Board of Directors is the only body that can "designate" a committee, or for that matter the only body that can "appoint" the members of a committee. These are questions of law for the Delaware courts to resolve.**

The Morris, Nichols letter asserts in a footnote that the Delaware courts have held that when a statute empowers only certain persons to take action, that power cannot be delegated to other persons. Footnote 5 of the Morris, Nichols letter. However none of the cases cited related to the ability of the shareholders to amend the bylaws to empower the chairman to appoint members of a committee. Instead, the cases referenced related to whether the Board of Directors could autonomously change the decision-making structure for actions such as approving the terms of the right to buy stock. In short, these were very different decisions, in contrast to defining the scope of the shareholder franchise to amend the bylaw.

An equally valid and consistent interpretation of the Delaware statutes other than the one advanced by the Company is that in the absence of a bylaw amendment that creates a committee to address a specific issue, the Board of Directors is that the default decision-maker regarding all aspects of such a committee, including the appointment of members.

IV. THE PROPOSAL RELATES TO MAJOR PUBLIC POLICY ISSUES FACING THE COMPANY, NOT EXCLUDABLE ORDINARY BUSINESS.

Finally, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The

first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration***." *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce,

such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable,*** because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing

questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps*** the Company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Based on the above analytical framework as well as responding to the Company's specific assertions, the following is a blow-by-blow description of why the resolution fails to qualify as excludible ordinary business:

A. **The subject matter of the bylaw amendment relates to a significant policy matter.**

It is undeniable that the subject matter of the present Proposal focuses on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." As such, it is not excludable as relating to ordinary business even if it tangentially touches on matters of ordinary business.

At the outset, it is important to recognize the extraordinary set of public policy issues facing the Company today. The company has been accorded at least an unprecedented $50 billion of taxpayer relief through the Troubled Asset Relief Program (TARP). This has thrust the Company into the limelight of public policymakers, taxpayers and consumers concerned with the payback on this taxpayer investment.

After the $700 billion TARP legislation was signed on October 3, 2008, and the Treasury Department began to distribute the first $350 billion to large banks, it became clear to many observers that Treasury was not demanding sufficient transparency or accountability from the recipients of these funds. **See Appendix 1 for exemplary newsclips and quotations.**

The proposed bylaw amendment represents an effort by shareholders to provide a governance mechanism to ensure a high level policy discussion within the company regarding how, in light of TARP funding, the Company is being responsive to the needs of the US economy.

These are issues about which shareholders can be appropriately concerned. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans, not to mention federal, state and local policymakers, and are clearly of concern to other investors. We respectfully urge the Staff to reach the same conclusion and notify the Company that it cannot exclude the Proposal as addressing ordinary business.

B. **The bylaw amendment does not attempt to micromanage the company's day-to-day affairs.**

Despite the company's assertions to the contrary, the Proposal does not attempt to control or manage the Company's day-to-day business decisions.

The Company writes that:

> [E]ven if in the broad sense, U.S. economic security is a social policy issue that transcends ordinary business operations, the Proposal does not transcend ordinary business operations because it specifically addresses day-to-day management items. See, e.g., *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (allowing the exclusion of a proposal requesting a report on child labor and noting "in particular that, although the proposal appears to address matters outside the scope of

> ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations.").

However, review of that case shows that the paragraph 3 in question involved a very specific request for reporting: the staff specifically referenced as relating to ordinary business the statement in the supporting statement that the report to be issued should include "3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." In the present matter there is no comparable demand for a level of detail consistent with that rather specific requirement for wage adjustments.

In contrast to other resolutions that have been deemed to engage in micromanagement, the present resolution excludes issues of legal compliance since it asks the board committee to examine company policies "beyond those required by law." By keeping the committee discussion at the policy level it avoids directing that committee into the arena of micromanaging day-to-day affairs.

If this resolution does incidentally touch on ordinary business matters by its suggestions of possible items that MAY be included in the scope of "US economic security," it is more analogous to the cases that the Company cited which were found to be not excludable as relating to ordinary business matters. See, e.g., *ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

The Company also notes that the proposals requesting broad reviews by a board committee that the Staff has determined are not excludable under 14a-8(i)(7) often identify the high-level social policy issue, and allow management the discretion to address which day-to-day business matters are implicated by that concern. See, e.g., *Bank of America Corp.* (avail. Feb. 29, 2008) (proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (avail. April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals in how it handles this distinction, and therefore, based on Staff precedents, is not excludable as relating to ordinary business.**

The Company asserts that the Proposal seeks to "micro-manage the Company by, among other things, requesting a review of the Company's policies that affect security holdings." The fact that the resolution may broadly address policies on security holdings does not in itself make this a micromanagement of company practices.

A number of shareholder proposals relating to investment policy have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (avail. January 11, 1999) and *Merrill Lynch* (avail. February 25, 2000) the Staff concluded the proposals complied

with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (avail. August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (avail. April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

C. The resolution does not attempt to regulate employee relations.

The company asserts that the resolution attempts to control employment decisions such as issues of hiring, firing or wages of Bank of America employees. The plain language of the resolution cannot be construed to attempt to control such issues. To the contrary the big picture examination of the company's effect on US Economic Security does not attempt to regulate those issues, but only entails potential consideration of how the company's policies may be affecting "the economic well-being of US citizens. *as reflected in indicators such as* levels of employment, wages...." The use of the term "indicators" helps to reflect the big picture view that is sought in the Proposal – not attempting to control who the company hires or fires, but a higher level examination of whether the company's policies are affecting employment levels in the US.

The Company also cites for its ordinary business argument the staff decision in *Bank of America* (avail. Jan. 11, 2007), in which the Staff concurred that a proposal that closely resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the Company could

exclude that proposal because it related to the Company's ordinary business operations. However, the core issue that made that resolution relate to ordinary business was the successful argument of the Company that because it sought the appointment of a Vice President, it therefore related to employee relations. By contrast, there is no effective assertion here that the bylaw amendment attempts to regulate employee relations.

D. The Resolution does not require an excludible "evaluation of risk."

The Company also asserts that the bylaw amendment would require the board of directors to engage in excludable "evaluation of risk." The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (avail. Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the Company's operations and clearly was within the ordinary business exclusion.

Risk evaluation analysis was recently clarified by two cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (avail. December 27, 2007) and *Norfolk Southern Corporation* (avail. February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation of risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to *Norfolk*, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in *Burlington* argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff. While the current resolution may lead to risk reduction, reputation protection and liability reduction for the company, as in the *Burlington* case the resolution does not focus on policy options "to minimize financial risk" and therefore is not excludable as risk evaluation.

The text of the current resolution does not require the proposed committee to undertake internal evaluations of risk in order to do its job. The core language provides, 'The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders." As such the committee is focused on how the company's policies affect the US economy, not how the US economy affects the company. As such, it is not focused on the project or process of evaluating the company's own financial risk. Instead it is focused on how the company's existing policies and practices may affect the US economy.

Similarly, examining the definition of US economic security in the resolution provides "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies. Again, this definition does not require the company to undertake a financial risk evaluation but only to address the degree to which the companies policies as they are currently constituted, or constituted in the future, may have a positive or negative effect on the US economy.

In numerous "risk evaluation" precedents, the staff has implicitly taken the position that an evaluation of how a company affects the outside world (environment, human rights, privacy, etc.) is not an excludable risk evaluation. Compare *KB Home* (January 23, 2008) (asking board to provide report on the feasibility of developing policies to minimize the impact on climate change, with a focus on reducing greenhouse gas emissions, found not excludable) with excludable resolutions asking a company to "*assess* how the company is responding to rising regulatory, competitive, and public pressure." See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). Such an "assessment" could be understood to imply a financial risk evaluation of the impact on the company. What is excludable is a resolution that requires a company to undertake and/or publish evaluations of financial impacts and risks on the company. But that is not what the present resolution does or requires- instead it requires an outward examination of the impact of the company on US economic security, and as such it is not excludable as a "risk evaluation" request.

E. Making mention of business case arguments does not render the resolution excludable ordinary business.

The company attempts to quote from the supporting statement to show that financial and accountability arguments made by the proponent demonstrate that the bylaw amendment is really about evaluation of risk or ordinary business. The Staff has never concluded that the mere use of a business argument transforms a proposal into an excludable matter of ordinary business proposal or a request for an evaluation of risk. See *Exxon Mobil* (avail. Mar. 18, 2005) and *Dow Chemical* (avail. March 2, 2006). *Exxon* is a particularly important case in this regard because it was explicitly identified in SLB14C as not being an evaluation of risk case. Looking at the text of *Exxon*, which requested a report on the potential environmental damage that would result from drilling for oil and gas in protected areas, and the implications of a policy of refraining from drilling in those areas, it is abundantly clear that it is permissible to discuss company reputation and financial position in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the Company's financial exposures or poor management of risk is entirely misplaced. The Proponents have made a business case argument in the Proposal alongside a number of other arguments in support of the Proposal. Looking at the entire text of the Proposal it is evident that the "risk" argument is only part of the Proponents' case in support of the Proposal.

V. CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc., dropkins@citi.com
John Harrington, Harrington Investments

Appendix 1
Exemplary News Clips Regarding Lack of Accountability of Companies Receiving TARP Funds

The U.S. Government Accountability Office reported in December that:

"Treasury has yet to address a number of critical issues, including determining how it will ensure that [the Capital Purchase Program] is achieving its intended goals and monitoring compliance with limitations on executive compensation and dividend payments. Moreover, further actions are needed to formalize transition planning efforts and establish an effective management structure and an essential system of internal control." U.S. Government Accountability Office GAO-09-161, *Troubled Asset Relief Program: Additional Actions Needed to Better Ensure Integrity, Accountability, and Transparency*, December 2, 2008.

Newspapers and public officials also have demanded increased oversight, and expressed wonder at the lack of transparency from the banks. The AP reported on 12/22/08 that banks receiving TARP funds were unable to track their spending of the money, or refused to discuss it. "Nearly every bank AP questioned – including Citigroup and Bank of America, two of the largest recipients of bailout money – responded with generic public relations statements explaining that the money was being used to strengthen balance sheets and continue making loans to ease the credit crisis." "Where'd the Bailout Money Go? Shhhh, it's a Secret," *Associated Press*, December 22, 2008.

Senator Susan Collins (R-ME) released a letter to Treasury Secretary Henry Paulson saying "This lack of transparency and accountability is deeply troubling. The TARP is swelling Treasury's already massive borrowing requirements, which affect capital markets and exchange rates… Judging the effectiveness of our national policy for economic stabilization necessarily involves knowing exactly how these taxpayer funds were used - an insight that some institutions appear to be saying they cannot, or will not, offer…The degree of secrecy and opacity that TARP-participant banks have drawn over their operations also bodes ill for future policy. Combined with reports of corporate profligacy that flout basic maxims of financial prudence in troubled times, it can poison the well of public support for future initiatives, no matter how well crafted or urgently needed." "Senator Collins Calls on Treasury Department to Demand More Accountability in Use of TARP Funds," *Congressional Quarterly*, December 23, 2008.

Nancy Pelosi, speaker of the House, said "The GAO's discouraging report makes clear that the Treasury Department's implementation of the TARP is insufficiently transparent and is not accountable to American taxpayers." "Obama: Bailout must help homeowners, too," *Associated Press*, December 3, 2008.

Gretchen Morgenson of the New York Times wrote on December 13, 2008: "In the bank rescue, taxpayers are subsidizing not only failure but also outright recklessness and greed. In spite of the fact that financial institutions drove the nation into the economic ditch, and even though "very few of us had anything to do with the dilemma that they have created for themselves," the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

financial industry received billions, with few strings attached...the banks have been blessed with a no-questions-asked bailout that will almost certainly generate tremendous taxpayer losses down the road." "Blank Check for Banks, Pink Slips for Detroit," *The New York Times,* December 13, 2008.

The Boston Globe Editorial Board wrote on December 27, 2008:

"When a reluctant Congress passed the $700 billion financial bailout, the plan had been billed as a way to keep a freeze-up in the credit markets from taking down the entire global economy. More than $300 billion of the money has been committed so far. Are banks using it to make loans? Are they holding on to it? Are they spending it on bonuses? No one can say, for most beneficiaries of the bailout ... have steadfastly refused to say what they have done with the taxpayer money they received. The lack of accountability is appalling. Public funds should always come with strings attached. If lame-duck Treasury secretary Henry Paulson won't demand accountability from firms that have taken federal money, his successor, Timothy Geithner, had better." "What's Beneath the TARP?" *The Boston Globe,* December 27, 2008.

President-elect Barack Obama, expressing his preference that more of the TARP money help struggling homeowners, stated "We're seeing some areas where we can be doing better in making sure that this money is not going to CEO compensation, that it's protecting tax payers and that the taxpayers are going to get their money back." "Obama: Bailout must help homeowners, too," *Associated Press,* December 3, 2008.

In January 2009 President-elect Obama noted: "I think many of us have been disappointed with the absence of clarity, the lack of transparency, the failure to track how the money's been spent and the failure to take bold action with respect to areas like housing, consumer credit, so that we can maintain credit." "Release of More Federal Bailout Money Gains Favor," *The New York Times,* January 12, 2009.

<u>Citigroup in particular has been under harsh public scrutiny for how is using its TARP Funds.</u>

Boles, "Senator To Subpoena TARP Contract With Citibank," in Smart Money, 01/11/2009 <u>http://www.smartmoney.com/breaking-news/on/?story=ON-20090111-000295-1547</u>

"U.S. Sen. Carl Levin, D-Mich., said Sunday he will issue a subpoena to the Treasury this week for the contract it signed with Citigroup Inc. (C) when it first lent money to the bank under the Troubled Asset Relief Program."

"They have not given the actual contract although they promised it," said Levin. "Well, I'm going to subpoena it. I'm going to subpoena a document that I shouldn't have to."

"He said he wants to see what conditions, if any, Citigroup agreed to in exchange for the cash infusion. In particular, Levin said he wanted to see if the bank made any commitments to providing assistance to mortgage customers struggling to keep up with their payments, or to increase lending to customers."

Rugaber, "Treasury developing tools to measure lending," in Yahoo finance, 01/13/2009 http://finance.yahoo.com/news/Treasury-developing-tools-to-apf-14047527.html

"Under criticism for its oversight of the federal bailout program, the Treasury Department plans to examine more closely whether institutions that receive money use it to boost lending."

"The Federal Deposit Insurance Corp. on Monday called on the banks it regulates to document how they are using the government funds to boost "prudent lending" and help at-risk borrowers avoid losing their homes to foreclosure.

Kashkari said banks might use the money to shore up their balance sheets in addition to lending, particularly if they are forced to write down the value of loans they carry on the books. Last year, major financial institutions such as Citigroup Inc., Merrill Lynch & Co. Inc. and Morgan Stanley booked billions of dollars of losses after mortgage-related securities they owned plunged in value."

(http://sec.gov/Archives/edgar/data/831001/000114420408058279/v129150_8k.htm)
"On October 14, 2008, the U.S. Department of the Treasury announced the TARP Capital Purchase Program. Under the program, the U.S. Department of the Treasury will purchase from Citigroup $25 billion of preferred stock as well as warrants to purchase common stock."

(http://sec.gov/Archives/edgar/data/831001/000095012308016585/y72849e8vk.htm)
"On November 24, 2008, Citigroup Inc. announced it reached an agreement with the U.S. Treasury, the Federal Reserve Board and the Federal Deposit Insurance Corporation to add $40 billion of capital benefit to Citigroup through a government guarantee on $306 billion of its assets and through the issuance of preferred stock and a warrant."

Kouwe, Bell Canada Deal Benefits from Citigroup Bailout, in NYT, 11/24/2008 http://dealbook.blogs.nytimes.com/2008/11/24/bell-canada-deal-benefits-from-citigroup-bailout/?scp=10&sq=citi%20bailout&st=cse

"The federal government's bailout of Citigroup has sparked a surge of confidence that the $50 billion takeover of Bell Canada — the largest leveraged buyout in history — will close on schedule in December."

"Of the $33 billion of debt being used to finance the buyout, Citigroup is responsible for about $11 billion."

Shelley Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 2, 2009

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal to Citigroup Inc. of Mr. John Harrington

Dear Sir or Madam:

In a letter dated December 19, 2008 (the "Request Letter"), Citigroup Inc., a Delaware corporation (the "Company"), requested the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") that it would not recommend enforcement action if the Company omitted from the proxy materials to be furnished to stockholders in connection with the Company's 2009 Annual Meeting (the "Proxy Materials") a stockholder proposal (the "Proposal") submitted by Mr. John Harrington (the "Proponent").

We write to respond to the letter addressed to the Staff from the Proponent's counsel, Sanford J. Lewis ("Lewis"), dated January 19, 2009 (the "Proponent Letter") regarding the Request Letter **Exhibit A**. For the reasons stated in the Request Letter, and the additional reasons set forth below, the Company continues to believe the Proposal should be omitted from the Proxy Materials.

I. THE PROPOSAL, IF IMPLEMENTED, WOULD CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

As the Company explained in the Request Letter and as stated in the opinion of Morris, Nichols, Arsht & Tunnell LLP ("Morris, Nichols") dated December 19, 2009 (the "Delaware Law Firm Opinion"), the Proposal, if implemented, would cause the Company to violate Delaware law in two separate ways: (1) the Proposal's empowerment of the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to serve on the "Board Committee on U.S. Economic Security" (the "Committee") is a direct violation of Section 141(c)(2) of the Delaware General Corporation Law (the "DGCL"), which permits only the Board or an authorized committee of the Board to appoint directors to a Board committee; and (2) the Proposal's mandate that the Committee "shall review" whether the Company's policies "are shaped to support the US economic security" usurps the board's authority to manage the business and affairs of the Company by forcing the directors to perform the review, even if the

Board determines that undertaking such a review will not advance the best interests of the Company and all its stockholders.

Lewis attempts to portray the Delaware law as unsettled on the aforementioned issues. Lewis also suggests that the Staff will not concur that a proposal violates state law unless there is a judicial decision explicitly holding that the proposed by-law would violate state law. As more fully explained below, (1) the rules of Delaware law that form the basis for the Delaware Law Firm Opinion are well settled and the Proposal would, if implemented, violate Delaware law and (2) the Staff has concurred that a proposal may be excluded pursuant to Rule 14a-8(i)(2) in situations where there is no judicial decision directly addressing the validity of the proposed by-law at issue.

A. The Proposal, If Implemented, Would Violate Delaware Law.

In addition to the original Delaware Law Firm Opinion, Morris, Nichols has provided the Company a letter, which is attached hereto as **Exhibit B** (the "Supplemental Delaware Law Firm Opinion"), responding to the arguments made by Lewis regarding the validity of the proposed by-law under Delaware Law. Both Delaware opinions reach the same conclusion: the Proposal, if implemented, would violate Delaware law.[1]

B. The Staff Has Concurred That A Proposal May Be Excluded Pursuant To Rule 14a-8(i)(2) In Situations Where There Is No Judicial Decision Directly Addressing The Validity Of The Proposed By-Law.

Lewis suggests that the Staff will not concur that a company may exclude a proposal on the basis that the proposal, if implemented, would violate state law unless there is a judicial decision that specifically addresses the validity of the proposed by-law. Proponent Letter at 6. The Delaware authority discussed in the Delaware Law Firm Opinion and the Supplemental Delaware Law Firm Opinion, as well as the Delaware opinion from Richards, Layton & Finger noted in footnote 1, makes clear that the by-law proposed by the Proponent would violate Delaware statutory law and case law. However, there has not yet been a Delaware court decision specifically addressing this particular by-law. The Proponent suggests that in the absence of such a decision, the Staff will not decide whether a proposal violates state law. This makes no sense, given that in most situations, there will not be a decided case addressing the particular terms of a given proposal. Of course, this has not prevented the Staff from doing what

---

[1] The Company notes that Richards, Layton & Finger, P.A., another leading Delaware law firm, has opined that an identical proposal's empowerment of the chairman of the board of directors to appoint directors to a board committee is a direct violation of Section 141(c)(2) of the DGCL. Opinion of Richards, Layton & Finger, P.A., Dec. 19, 2008 (attached to Bank of America Corporation's letter to the Staff requesting no-action advice on an identical proposal). Thus, leading Delaware firms are in agreement that the Proposal violates Delaware law. The Proponent has not obtained an opinion from a Delaware lawyer or firm.

lawyers do every day: assessing existing rules of law and applying them to particular situations. This is exactly what the Staff did, for example, in *PG&E Corp.* (avail. Feb. 14, 2006) when the Staff concurred with the company's exclusion of a majority voting proposal under Rule 14a-8(i)(2) where the proposal was inconsistent with the plurality voting standard expressed in Section 708(c) of the California Corporations Code, even though there were no judicial decisions cited in the no-action request. Also informative is *General Motors* (avail. Apr. 19, 2007), where the Staff concurred that the company could exclude a proposal requiring directors to oversee certain functional groups under Rule 14a-8(i)(2) even though the company's Delaware counsel expressly noted that there was "no Delaware case that specifically addresses the validity of the Proposed Bylaw or a similar bylaw." Thus, the Staff may, and should, allow exclusion of the Proposal pursuant to Rule 14a-8(i)(2).

II. THE PROPOSAL IS NOT A PROPER SUBJECT FOR ACTION BY THE COMPANY'S STOCKHOLDERS.

In its Request Letter, the Company noted that the Proposal may be omitted from the Proxy Material pursuant to Rule 14a-8(1) because the Proposal is not a proper subject for action by the Company's stockholders. The Company continues to believe that the proposal is not a proper subject for stockholder action for the reasons explained in the Delaware Law Firm Opinion and the Supplemental Delaware Law Firm Opinion.

III. THE PROPOSAL MAY BE OMITTED BECAUSE IT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

In its Request Letter, the Company noted that it intends to omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Company continues to believe that the Proposal relates to the Company's ordinary business operations for the reasons described in the Request Letter.[2]

---

[2] The Company notes that the Proponent has submitted a proposal identical to the Proposal to Bank of America Corporation ("Bank of America"). *See* Letter from Andrew A. Gerber, Counsel for Bank of America, to the Staff dated Dec. 19, 2008. In its submission, Bank of America identified an additional reason that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), which applies equally to the Company's Proposal: the Proposal would require an evaluation of the Company's legal environment and legal compliance, as it mandates a review encompassing such topics as the Company's policies regarding ownership of stock in foreign entities and employees serving on boards of foreign companies. This review would necessarily involve the evaluation of the Company's legal environment. The Staff has indicated that a proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to ordinary business if a proposal pertains to the Company's compliance with applicable laws and regulations. *See, e.g., Monsanto Co.* (avail. Nov. 3, 2005) (permitting exclusion of a proposal calling for the board of directors to form an ethics oversight committee to ensure compliance with company's Code of Conduct, and applicable laws and regulations).

The Proponent disagrees for several reasons. His arguments are addressed by the Request Letter. However, three points bear repeating here: (1) even if the Proposal raises a significant policy issue, it is still excludable as ordinary business because it micro-manages the Company and focuses on an evaluation of risk; (2) the Proposal is distinguishable from other proposals recently considered by the Staff (*Yahoo!* and *Bank of America*, discussed below, both of which denied no-action relief) because the Proposal here includes a detailed list of day-to-day items in its definition of U.S. economic security and includes the list in the text of the proposed by-law; and (3) the Proposal still clearly relates to the ordinary business category of risk evaluation even though the text of the by-law does not explicitly mention risk. Each of these points is addressed in greater detail below.

A. Even If The Proposal Raises A Significant Policy Issue, It May Be Excluded Because It Micro-Manages The Company And Focuses On An Evaluation Of Risk.

In setting forth the standard for when a proposal may be excluded as relating to ordinary business operations, the Proponent Letter asserts that "[i]t is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal." Proponent Letter at 14. In contrast to the statement in the Proponent Letter, the Staff has concurred that proposals that touch upon significant social policy issues may be excludable if they also address ordinary business operations. *See* Request Letter at 7 (discussing *Medallion Financial Corp.* (avail. May 11, 2004) and *General Electric Co.* (avail. Feb. 11, 2000)); *see also Union Pacific* (avail. Feb. 21, 2007) (proposal that requested that the company report information about its efforts to minimize material financial risk arising from a terrorist attack and/or other homeland security incidents was excludable as an evaluation of risk, regardless of whether potential terrorism and homeland security incidents raised significant social policy concerns). The Company believes that even if the Proposal touches upon a significant social policy issue, it may be excluded as relating to ordinary business operations because it micro-manages the Company and focuses on the evaluation of risk, as discussed in the Request Letter.

B. The Detailed List Of Day-To-Day Items In The Proposal's Definition Of U.S. Economic Security And The Inclusion Of The List In The Text Of The Proposed By-law Distinguish The Proposal From No-Action Requests That The Staff Has Denied.

The Proponent Letter, in an attempt to cast the Proposal as not seeking to micro-manage the Company's ordinary business operations, contends that the Proposal is similar to *Bank of America Corp.* (avail. Feb. 29, 2008) and *Yahoo! Inc.* (avail. Apr. 16, 2007) in giving management broad discretion to define the day-to-day business matters implicated by the Proposal's asserted high-level social policy issue. Proponent Letter at 16. However, the Proposal differs materially from the proposals in *Bank of America* and *Yahoo!*. Unlike those proposals, the Proposal micro-manages the Company's ordinary business operations by inserting into the by-laws a detailed, non-comprehensive list of day-to-day items that U.S. economic security impacted by bank policy may include. In contrast, *Bank of America* and *Yahoo!* included only a simple, non-detailed reference to a "nonbinding benchmark or reference" in the

supporting statement. *See Bank of America Corp.* (avail. Feb. 29, 2008) ("In defining 'human rights,' proponents suggest that the committee could use the Universal Declaration of Human Rights as nonbinding benchmark or reference documents."); *Yahoo! Inc.* (avail. April 16, 2007) ("In defining 'human rights,' proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents."). Notably, the non-binding references in those proposals did not specifically refer to day-to-day management items. In summary, unlike the proposals at issue in *Yahoo!* and *Bank of America*, the Proposal attempts to micro-manage the Company's ordinary business operations by adding to the Company's By-laws a list of day-to-day items to be addressed by the Committee.

C. Merely Excluding A Reference To Minimizing Risk From The Text Of The Proposed By-Law Does Not Prevent The Proposal From Being Excluded As Relating To An Evaluation Of Risk.

The Proponent Letter cites the differing outcomes in *Burlington Northern Santa Fe Corp.* (avail. Dec. 27, 2007) and *Norfolk Southern Corp.* (avail. Feb. 20, 2007) for the proposition that merely excluding a reference to minimizing material risk from a proposed by-law will remove the Proposal from the scope of the risk assessment exclusion. Proponent Letter at 19 ("What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion."). The Proponent Letter's conclusion is not supported by the Staff's response to subsequent no-action requests. Although the Staff rejected the argument that the proposal in *Burlington* called for an evaluation of risk, it subsequently concurred that similar proposals were excludable as relating to ordinary business operations (i.e. evaluation of risk) after other companies demonstrated that the proposals focused on an evaluation of risk even though the proposals excluded an explicit reference to risk from the text of the proposed by-law. *See Union Pacific Corp.* (avail Feb. 25, 2008); *Kansas City Southern* (avail. Mar. 14, 2008); *see also Burlington Northern Santa Fe Corp.* (avail. Feb. 20, 2008) (noting that the *Burlington* proposal was subsequently withdrawn before the Staff had the opportunity to reconsider its original conclusion). As more fully explained in the Request Letter, the Company continues to believe that the Proposal is excludable because it focuses on an evaluation of risk, even though the proposed by-law does not explicitly request that the Company minimize risks.

IV. THE PROPOSAL MAY BE OMITTED BECAUSE IT IS CONTRARY TO THE SEC PROXY RULES AND THE COMPANY LACKS THE POWER AND AUTHORITY TO IMPLEMENT THE PROPOSAL.

A. Reasons For Exclusion Put Forth By Bank Of America.

The Company has learned that the Proponent has submitted a proposal that is identical to the Proposal to Bank of America. Bank of America has requested no-action relief on two bases that the Company did not present in the Request Letter: (1) pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to the SEC proxy rules, and (2) pursuant to Rule 14a-8(i)(6) because the company lacks the power and authority to implement the Proposal. *See*

Letter from Andrew A. Gerber, Counsel for Bank of America, to the Staff dated Dec. 19, 2008. The Company hereby requests that the Staff recommend no enforcement action regarding the Proposal pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) for the reasons set forth in the letter to the Staff from Bank of America's counsel, which, broadly speaking, relate to the Proposal's vague and indefinite definition of U.S. economic security.[3]

---

[3] More specifically, and as noted in the Bank of America submission:

- The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to influence the behavior of third parties and therefore the Company cannot, as required by the proposed by-law, enact policies that "support" or otherwise influence "levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US." *See* SEC Release 34-40,018 (May 21, 1998) (explaining that "exclusion may be justified where implementing the proposal would require intervening actions by independent third parties"); *American Electric Power Company, Inc.* (avail. Feb. 5, 1985) (permitting exclusion of a proposal requesting the completion of a nuclear plant jointly owned with non-affiliated third parties).

- The Proposal is also excludable pursuant to Rule 14a-8(i)(6) because, as noted above, the Proposal would violate Delaware law if it were implemented. Accordingly, the Company lacks the power and authority to implement the Proponent's invalid by-law. *See, e.g., Burlington Resources, Inc.* (avail. Feb. 7, 2003) (permitting exclusion of a proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) where Delaware counsel opined that the proposal would violate Delaware law if it were implemented).

- The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal's vague and indefinite definition of "US economic security" does not allow the company's stockholders to make an informed decision on the Proposal and would require the Company to make numerous and significant assumptions in implementing the required review. *See Philadelphia Electric Co.* (avail. July 30, 1992) (permitting exclusion of a proposal asking a committee of certain stockholders to refer a plan to the Board "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees" because neither the company nor the stockholders would be able to determine with any reasonable certainty exactly what actions or measures the proposal required). The definition of U.S. economic security is vague and indefinite because: (1) it does not define the factors to be considered in evaluating the effect of the Company's policies on "the long term health of the economy of the US"; (2) it is unclear what actions the Committee is expected to take to shape the Company's policies to support "indicators such as levels of employment, wages, consumer installment debt and home ownership"; and (3) it would be misleading to request stockholders to vote on a matter that is beyond the Company's power and authority to implement for the reasons discussed above.

B. Reasons Relating To Vagueness Supporting Omission Under Rule 14a-8(i)(3).

The Company also requests that the Staff concur that the Proposal may be excluded under Rule 14a-8(i)(3) for reasons relating to vagueness and indefiniteness (in addition to the reasons for exclusion on such grounds set forth in footnote 7 hereof). A company may rely upon Rule 14a-8(i)(3) to exclude a proposal where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see, e.g., SunTrust Banks, Inc.* (avail. Dec. 31, 2008); *Wendy's International, Inc.* (avail. Feb. 24, 2006). Such vagueness in the proposal may be evidenced by the proponent's communications with the Staff. *See SunTrust Banks, Inc.* (avail Dec. 31, 2008) (permitting exclusion of a proposal where the proponent's letter to the Staff indicated that the intent of the proposal was that it remain in effect as long as the company participates in the Troubled Asset Relief Program ("TARP") but the terms of the proposal did not so limit its duration).

The Company believes that the Proposal is vague and indefinite for the following reasons: (1) the Proposal is not clear as to whether the Committee is required to undertake a review of U.S. economic security; (2) the supporting statement and Proponent Letter suggest that the proposal is focused on TARP but the proposed by-law does not reference TARP; and (3) the effect of including a detailed, non-binding definition of U.S. economic security in the text of the proposed by-law is unclear. Therefore, the Company intends to omit the Proposal under Rule 14a-8(i)(3) because it violates Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials, and Rule 14a-5, which requires that information in the proxy statement shall be clearly presented.

1. The Proposal Is Not Clear As To Whether The Committee Is Required To Undertake A Review Of U.S. Economic Security.

The Proposal, as evidenced by the inconsistent explanations of the Proposal in the Proponent Letter, is vague and indefinite as to whether the Company is *required* to undertake a review of the effect of the Company's policies on U.S. economic security. Stated differently, is the effect of the Proposal merely to establish a Committee that is not required to take any particular action or is it to establish a Committee that must take action to perform the specified review? On the one hand, the Proposal expressly states that the Committee "*shall review* whether [the] Company's policies, beyond those required by law, are shaped to support the US economic security." The Proponent Letter, at times, echoes the mandatory nature of the review manifest in what it calls the Proposal's "core language." Proponent Letter at 19; *see also id.* at 15 ("The proposed bylaw amendment represents an effort by shareholders to provide a governance mechanism to *ensure* a high level policy discussion within the company regarding how, in light of TARP funding, the Company is being responsive to the needs of the US economy.") (emphasis added); *id.* at 20 (stating that the Proposal "*requires* an outward examination of the impact of the company on US economic security") (emphasis added).

On the other hand, the Proposal states that "[n]othing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company." The Proponent Letter explains that this language means that the Proposal does not require any action, which necessarily would include affirmatively undertaking the specified review, when it states: "The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company." Proponent Letter at 8; *see also id.* at 2 (describing the proposal as "merely setting a governance framework and process"); *id.* at 7 ("[T]he proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the board of directors to take actions . . . ."); *id.* at 8 n.3 (stating that the language in the Proposal providing that the proposed by-law shall not restrict the power of the Board to manage the business and affairs of the Company "has a clear meaning in preventing the bylaw language from being construed to infer more than the creation of the 'shell' of a committee which must then be fulfilled with other managerial exercises by the Chairman and Board"). In summary, the proposal is vague and indefinite as to whether it will create a "shell" of a Committee that would not be required to take any action or whether it will create a Committee that is required to take action in the form of the specified review.

2. The Supporting Statement And Proponent Letter Suggest That The Proposal Is Focused On TARP But The Proposed By-Law Does Not Reference TARP.

The Proposal is also vague and indefinite with respect to whether the Proposal intends for the Committee to place particular emphasis on TARP or exist only for the time period during which the Company retains TARP funds. The supporting statement almost entirely concentrates on TARP and states that the "proponents believe that the time has come . . . to ensure . . . that the investment by the US taxpayers brings reciprocal benefit to the US economic security," which suggests a focus on how the Company is using TARP funds. Moreover, TARP is the only basis that the Proponent Letter asserts in its argument that the subject matter of the Proposal relates to a significant policy matter. *See* Proponent Letter at 15. The Proponent Letter explains that "[t]he proposed bylaw amendment represents an effort by shareholders to provide a governance mechanism to ensure a high level policy discussion within the company regarding how, *in light of TARP funding*, the Company is being responsive to the needs of the US economy." Proponent Letter at 15; *see also id.* (framing the significant policy matter as relating to the belief of "many observers that Treasury was not demanding sufficient transparency and accountability from the recipients of [TARP] funds"); *id* at 2 ("The Proposal seeks to address what is clearly the single largest public policy challenge facing the Company today – how its practices will affect the U.S. economy now that it has been granted at least $50 billion in taxpayer funds through the Troubled Asset Relief Program (TARP)."). The proposed by-law, however, makes no reference to TARP, either as a focus of the Committee or in limiting the duration of the Committee to the period of time that the Company retains TARP funds. *See SunTrust Banks, Inc.* (avail Dec. 31, 2008). The Company believes that the Proposal is vague and indefinite with respect to TARP such that stockholders might interpret the Proposal as focusing the Committee's review on U.S. economic security in light of TARP funding or limiting

the duration of the Committee to the period during which the Company retains TARP funds when the proposed by-law contains no connection between the Committee and TARP.

3. The Effect Of Including A Detailed, Non-Binding Definition Of U.S. Economic Security In The Text Of The Proposed By-Law Is Unclear.

As noted, the Proposal would insert into the Company's by-laws a non-comprehensive list of items that may be included in the definition of "'US Economic Security' impacted by bank policy." The purpose and effect of including the detailed list in the text of the proposed by-law is confusing. In particular, it is not clear whether board review of the stated items is required, or whether, instead, the board has sole discretion to define U.S. economic security – and therefore to ignore the list. *Compare* Proponent Letter at 8 ("Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms.") *with id.* at 17 (noting, with respect to the employment portion of the Proposal's definition of U.S. economic security, that "the big picture view that is *sought in the Proposal*" is "a higher level examination of *whether the company's policies are affecting employment levels* in the US") (emphasis added). Accordingly, the Proposal may be excluded because it is vague and indefinite.

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials. Please feel free to contact the undersigned at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin, Esquire
General Counsel, Corporate Governance

Enclosures

cc: John Harrington
Sanford J. Lewis

EXHIBIT A

SANFORD J. LEWIS, ATTORNEY

January 19, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Amend the Bylaws to Create a Board Committee on US Economic Security Submitted to Citigroup Inc. for 2009 Proxy Materials On Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is the beneficial owner of common stock of Citigroup Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated December 19, 2008, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(1) (that the Proposal is not a proper subject for action by shareholders under Delaware law), Rule 14a-8(i)(2) (that the Proposal would cause the Company to violate Delaware law), and Rule 14a-8(i)(7) (that the resolution is addressed to Citigroup's "ordinary business").

We have reviewed the Proposal, the letter from the Company, the letter from Delaware Counsel, Morris, Nichols, Arsth & Tunnell, LLP (hereafter referred to as the Morris, Nichols letter) and the materials referenced by those letters. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2009 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc.

I. SUMMARY OF OUR RESPONSE

The proposal in question would amend the corporate bylaws of Citigroup by establishing a committee of the board of directors on US economic security. The Company first asserts that it may exclude the Proposal pursuant to Rule 14a-8(i)(1), which provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Secondly, the Company asserts that it may exclude the Proposal because it "would, if implemented, cause the company to violate any state, federal,

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. · 781 207-7895 fax

or foreign law to which it is subject." These assertions come down to (a) whether shareholders can lawfully enact a bylaw amendment creating a Board committee on a specific subject matter (US economic security) or whether to do so would illegally restrain the discretion of the board to manage the company; and (b) if the shareholders can lawfully amend the bylaws to create such a committee, whether it would be legally permissible in that bylaw amendment for shareholders to appoint the chairman of the board, rather than the members of the board of directors, to identify the members of a committee, As we will show, there are strong reasons, even within the precedents cited by the company, to believe these issues could well be decided in support of the bylaw amendment. The Company's assertions on each of these points present issues of unsettled law, lacking in judicial precedent binding or dispositive of the matter at hand. Thus, the Company has not met its burden of proof.

Next, the Company asserts that under Rule 14a-8(i)(7) the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." The Proposal seeks to address what is clearly the single largest public policy challenge facing the Company today – how its practices will affect the U.S. economy now that it has been granted at least $50 billion in taxpayer funds through the Troubled Asset Relief Program (TARP). As a proposal that by its very nature is merely setting a governance framework and process for addressing these large policy issues, the amendment does not delve into ordinary business. Further, the Proposal does not run afoul of "evaluation of risk" or "micro-management". The Proposal does not relate to accounting or evaluation of economic risks to the Company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. Finally, the Proposal builds on a line of similar shareholder proposals that have survived SEC Staff review.

In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

II. THE PROPOSAL

For the convenience of the Staff, the Proposal in its entirety states as follows:

To amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:

SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the

economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

Supporting Statement:

Our company has received Federal assistance under the Troubled Asset Relief Program of the US Treasury. In the opinion of the proponents, the financial system's weaknesses that precipitated this taxpayer effort to stabilize the US financial system was the result of years of irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight. While the US government has decided not to take voting shares in our company, the need for shareholders and the public to understand our company's role in long term US economic security is more evident than ever.

Following the dramatic recent government interventions, there can be no doubt that our company's financial integrity is interdependent with a strong and secure US economy. Proponents believe that the time has come for shareholders and members of the public to inquire further of our management and Board to ensure that these recent events are not repeated and that the investment by the US taxpayers brings reciprocal benefit to US economic security.

III. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

The Company asserts that the Proposal may be excluded from the 2009 Proxy Materials both because it is an inappropriate subject matter to appear on the proxy under the relevant state law (Delaware) pursuant to Rule 14a-8(i)(1), and that pursuant to Rule 14a-8(i)(2) it would, if implemented, cause the Company to violate Delaware law. As we will demonstrate below, for each of the assertions the Company has failed to show precedents that would be determinative regarding the present proposal, leaving these issues as unsettled questions of law. Therefore, the Company has not met its burden of proving either that the bylaw amendment is an improper

subject for shareholder action under applicable state law, or that the Company cannot implement the Proposal because it would cause it to violate applicable state law.

A. Shareholder rights to amend bylaws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The basic legal background for this resolution involves the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company. On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship, principally among those the right to amend the corporate bylaws, and the right to fire the directors through voting on their positions.

The first of these concepts is embodied by the Delaware statutory framework cited by the Company, 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The countervailing concept is the primacy of shareholders as owners of the Company. Under Delaware law, shareholders have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote." 8 Del Code sec. 109 (a). Section 109 further provides:

> **(b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of bylaw amendment by shareholders. However, the right of shareholders to amend the bylaws is a fundamental aspect of the shareholder franchise. (By contrast, the articles of incorporation can only be amended by the Board of Directors and the shareholders both ratifying such amendments.) Based on cases cited by the Company it is apparent that the rules of construction of bylaw amendments generally give a broad berth for shareholder amendments. The Company's letter and the Morris, Nichols letter are notable in their failure to show any precedent finding that shareholders cannot amend the bylaws to create a committee on a specific subject matter, or that shareholders cannot assign responsibility for appointment of committee members to the Board Chairman.

The claim by the company that the shareholders cannot amend the bylaws to

establish a committee to address a specific public policy challenge, whether that would be the US Economy, or Sustainability, or Human Rights, would represent an extreme disenfranchisement of the shareholders right to govern the company – weighing as far as possible for the absolute managerial power of the Board (section 141) and against the rights of the shareholders to govern the company (section 109) as possible.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into bylaws enacted by shareholders (essentially the Company's position), or that nearly anything can.

An article by Professor John C. Coffee Jr.[1] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable bylaw amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable bylaw amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable bylaw amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The Bylaw Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). It is clear that the present proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, certainly does not dictate the outcome for any specific case facing the Company, and it principally exists to create a process for governing consideration of a set of issues that are being posed to the Company by public policy.

The Company asserts that the directors' fiduciary duty requires them to decide whether creating a committee on US economic security is in the interests of the company and its shareholders, and that the shareholders cannot enact a bylaw amendment that would take this power away from them. However, under Delaware law, the directors work for the shareholders, not the other way around. If shareholders want their board to examine the effect of the Company on the US economy, it is not the board's job to save shareholders from themselves.

Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders

---

[1] The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders who are the ultimate holders of power under Delaware law." *Id.* at *25 (emphasis added).

A recent Delaware decision explicitly stated that the exact extent to which shareholders may regulate director conduct was "unsettled." See *Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006).

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (avail. 28 February 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (avail. 28 April 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* avail. (avail. March 9, 2007) (The proposal would amend the company's bylaws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (avail. 10 June 1998); *PG&E Corp.* (avail. 26 January 1998); *International Business Machines Corp.* (avail. 4 March 1992); *Sears Roebuck & Co.* (avail. 16 March 1992).

B. The shareholders have a right to amend the bylaws to establish a board committee on a specific subject matter, as long as they do not unlawfully interfere with the duties of the board to manage the affairs of the company.

The Company's letter asserts regarding proper subject matter for a bylaw amendment and regarding the possibility that the company will engage in a violation of Delaware law if the bylaw is enacted:

> The stockholders cannot force the Company directors to undertake a specific course of action with respect to Company management because only the directors are empowered to manage the business and affairs of the Company. See 8 Del. C. § 141(a). Furthermore, the directors cannot be forced to undertake the review urged by the Proponent if the directors determine that

> the review would not advance the best interests of the Company and all of its stockholders.

The Company letter and Morris, Nichols letter assert that simply by creating a committee on the subject matter of US economic security, the bylaw amendment would deprive the directors of their fiduciary power and managerial duty to choose what topics the company would have a process in place for addressing.[2]

In support of this argument, the Company spins out various scenarios in which the board might decide that it is inappropriate to establish a committee to review the company's effect on US economic security. These include, for example, the idea that such a committee should address global economic security, or that looking into these issues might be detrimental to shareholder interests. However, the proposed bylaw amendment is strictly a governance vehicle that does not affect the substantive discretion of the board of directors to take actions – including actions to amend a bylaw or define the scope of its applicability.

In general, under Delaware law a Board of Directors committee may have broad powers and may exercise discretion that might otherwise be reserved to the Board, but the proposed committee does not. It is true that the Delaware statute authorizing creation of committees (by a Board resolution or through an amendment to the bylaws) provides the <u>potential</u> for a committee to have broad authority:

> Any such committee, **to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation**, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation. 8 DGCL § 141(c)(2)

The important limiting language here is "**to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation.**" <u>The proposed bylaw amendment does not grant the committee these broad authorities provided by section</u>

---

[2] The same point is made by the Company in another form in the claim that the bylaw would violate the articles of incorporation, which also reserve such managerial power to the Board. Since the assertion is really identical with the claim of violating the statutorily-based managerial power of the Board, we do not find it necessary here to separately address that claim. The same restrictions on committee power in the proposed amendment that we will highlight here below also prevent a conflict with the articles of incorporation.

141(c)(2). Instead it explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself:

• "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law." Proposed bylaw amendment. As a result of this clause, the Company's asserted issue dictating the "management of the company" is narrowed to whether only the Board, and not the shareholders, can create a committee to address a specific topic. The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the bylaw amendment which states that the Board of Directors retains its full discretion to manage the company.[3]

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws." Proposed bylaw amendment.

• The Board is free to prescribe the scope of activities and investigation of the committee. Note that the definition of US Economic Security is stated in exemplary rather than mandatory terms. "For purposes of this bylaw, 'US Economic Security' impacted by bank policy **may include, among other things** 1) the long term health of the economy of the US; 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership; 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US; and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

---

[3] Morris, Nichols attempts to negate the plain language these clauses, by asserting that "The Proposal is intended to restrict the Board's managerial power by preventing it from refusing to conduct the review urged by the Proponent. Without this restriction, the proposed by-law would be meaningless. The stockholders cannot adopt an invalid by-law simply because it includes language that recognizes the invalidity of its terms." To the contrary the proponent does not recognize the invalidity of the terms of his bylaw amendment. The provision has a clear meaning in preventing the bylaw language from being construed to infer more than the creation of the "shell" of a committee which must then be fulfilled with other managerial exercises by the Chairman and Board. We note that in the recent decision in *CA, Inc.* the Delaware Supreme Court implied that one way of ensuring viability of bylaw amendment would be to include a clause to preserve the fiduciary discretion of the Board. The court noted that the invalidated "Bylaw contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty…" *CA Inc.* at 240. The power-limiting clause of the proposed bylaw amendment may be found by Delaware courts to fulfill this very suggestion.

• The board committee **may or may not issue reports**. The bylaw amendment next provides that such "Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security." Proposed bylaw amendment. The issuance of such reports is discretionary.

• The Chairman would have to appoint committee members for the committee to begin deliberation.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the bylaw to alter or even eliminate the committee in question. In short, the bylaw amendment leaves so much flexibility to the chairman and the Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

Thus, the bylaw amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on the US economy. It requests this accountability in a form that does not deny the existing legal and fiduciary obligations of the board to the shareholders of the company. Instead, it provides what the proponents believe to be a reasonable structure to encourage the board to discuss and be accountable for these issues.

Based on the few Delaware rulings cited involving Board committees and the shareholder franchise, the franchise of shareholders to adopt bylaw amendments related to Committees appears broad. Shareholders are able to redirect or limit decisions taken by the Board of Directors regarding committees. *In Hollinger Intern., Inc. v. Black,* 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted bylaw **abolished a board committee created by board resolution**, and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a bylaw amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the Bylaw Amendments run afoul of *ß 141(c)(2)* because that provision does not, in its view, explicitly authorize a bylaw to eliminate a board committee created by board resolution. [HN29] By its own terms, however, *ß 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the bylaws of the corporation." As the defendants note, the statute therefore expressly

> contemplates that the bylaws may restrict the powers that a board committee may exercise. This is unremarkable, given that bylaws are generally thought of as having a hierarchical status greater than board resolutions, [**158] and that a board cannot override a bylaw requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts could well find as part of the hierarchical relationship between resolutions and bylaws that there are few limits to the shareholder's ability to create committees and define how they will be appointed. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt bylaws stands in a higher position in the hierarchy of powers, and the resolution power must give way to and does not supersede the shareholders' bylaw amendment power.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical to believe that the courts would also find they would have the power to create them, and for that matter, to create committees to address a specific policy area. The court in *Hollinger* also noted: "Sections 109 and 141, taken in totality, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity." *Hollinger* at 1078-79. (In *Hollinger*, the Court ultimately found that the bylaw amendment though generally permissible under the statutory framework was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed bylaw amendment.)

The Morris, Nichols letter attempts, at pages 8-9, to draw a fine-line distinction between a bylaw amendment which would vest a board committee with the power to decide *whether or not to* conduct a review of the impact of the company on US economic security, which the letter suggests would be permissible, compared with a bylaw that establishes a committee with such a review as its mission. Even though both approaches represent only a broad policy inquiry and there are many safeguards in the proposed bylaw against the Board of Directors having to act in a manner that it believes to be inappropriate, the law firm's letter attempts to suggest that the former would be permissible whereas the latter is not. Again, there are no judicial precedents cited for this distinction with regard to creating a committee.

The Company also states on page 3 of its letter:

> [E]ven if the Proponent were permitted to revise his Proposal to cast it in precatory terms (i.e., to merely "recommend" that the Board form the Committee envisioned by the Proposed by-law), the Proposal would nevertheless constitute an improper matter for stockholder action because the provision empowering the Chairman of the Board to appoint directors to the Committee would violate an express provision of the DGCL. Compare

> *Radiation Care, Inc.* (avail. Dec. 22, 1994) (permitting exclusion of a proposal that sought to amend the company's by-laws to, among other things, create a committee of stockholders that could expend corporate funds and noting that, even if the proposal could be revised in precatory form, it was nevertheless an improper subject for stockholder action because the proposal contained a provision of questionable validity under Delaware law that would have prevented the directors from amending the by-law).

This *Radiation Care* precedent is worthwhile noting for its contrast to the present case: 1) The present bylaw amendment does not attempt to delegate spending power to shareholders as occurred in *Radiation Care*; 2) The present bylaw amendment does not commit the Board to any expenditures; 3) The present bylaw amendment does not bar amendment or repeal by the Board.

Similarly, the Company cites *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (holding that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate"). However, the bylaw amendment in that case committed the management to incurring particular expenses. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the bylaws. The present bylaw amendment is entirely distinguishable because it expressly states that no expenditures shall be made or incurred except consistent with the bylaws – in other words, the Board of Directors retains its full right to approve of expenditures under this bylaw amendment. The *CA Inc.* decision is not on point as a precedent.

The Company cites *General Motors* (avail. April 19, 2007) (deciding not to recommend enforcement action regarding exclusion of a proposal under Rule 14a-8(i)(2) that sought to amend the company's by-laws to require each director to oversee, evaluate, and advise certain functional groups of the company's business). This was an example of altering the board of directors duties impermissibly – essentially forcing them to micromanage everyday affairs of the company . It bears no resemblance to the present resolution, which simply provides a structure for the Board of Directors to address a large policy issue and relating in no way to oversight of day to day minutiae.

The legal question posed is thus whether the shareholders can create a Board committee for a major public policy challenge facing a company. This is first and foremost an unsettled area of Delaware law; the Company has not provided any precedents to prove otherwise and the precedents we have identified demonstrate that it is more likely than not that Delaware courts with side with the shareholders on this type of bylaw amendment.

C. Shareholders that amend the bylaws to create a committee can also empower the Chairman of the Board to appoint the members of the committee without

violating the Delaware Statutes;

The Company says that the Proponent's by-law would illegally empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purportedly is in direct violation of Section 141 (c)(2) of the Delaware General Corporation Law (the "DGCL"), which, the Company asserts, permits only the Board or an authorized committee of the Board to appoint directors to a Board committee.

Despite the Company's assertions, there is no clarity under Delaware law on this point. Although the existing law specifies that the Board of Directors "may designate" a committee, Section 109(b) also allows for bylaw amendments which are not inconsistent with the law. The bylaw amendment can be read as consistent with the law. The board of directors' power to designate committees is stated in discretionary terms, so the interpretation by the Company and its counsel that the bylaw amendment is inconsistent with the statute is but one interpretation. The term "designate" is itself also ambiguous, and could equally be construed to mean for example, to frame a committee on a special topic. **Nowhere in the statute does it say that the Board of Directors is the only body that can "designate" a committee, or for that matter the only body that can "appoint" the members of a committee. These are questions of law for the Delaware courts to resolve.**

The Morris, Nichols letter asserts in a footnote that the Delaware courts have held that when a statute empowers only certain persons to take action, that power cannot be delegated to other persons. Footnote 5 of the Morris, Nichols letter. However none of the cases cited related to the ability of the shareholders to amend the bylaws to empower the chairman to appoint members of a committee. Instead, the cases referenced related to whether the Board of Directors could autonomously change the decision-making structure for actions such as approving the terms of the right to buy stock. In short, these were very different decisions, in contrast to defining the scope of the shareholder franchise to amend the bylaw.

An equally valid and consistent interpretation of the Delaware statutes other than the one advanced by the Company is that in the absence of a bylaw amendment that creates a committee to address a specific issue, the Board of Directors is that the default decision-maker regarding all aspects of such a committee, including the appointment of members.

IV. THE PROPOSAL RELATES TO MAJOR PUBLIC POLICY ISSUES FACING THE COMPANY, NOT EXCLUDABLE ORDINARY BUSINESS.

Finally, the Company asserts that the resolution relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The

first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The second consideration comes into play when a proposal involves "methods for implementing complex policies." Id.

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427.

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlies the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal *could* be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce,

such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing

questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Staff has also provided some guidance about what may be considered a significant social policy issue. In Staff Legal Bulletin No. 14A (July 12, 2002) the Staff stated "[t]he Division has noted many times that the ***presence of widespread public debate regarding an issue*** is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" (emphasis added).

Finally, it is vitally important to observe that the Company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps*** the Company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. This is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Based on the above analytical framework as well as responding to the Company's specific assertions, the following is a blow-by-blow description of why the resolution fails to qualify as excludible ordinary business:

A. **The subject matter of the bylaw amendment relates to a significant policy matter.**

It is undeniable that the subject matter of the present Proposal focuses on "significant policy, economic or other implications," in which there is "the presence of widespread public debate regarding an issue." As such, it is not excludable as relating to ordinary business even if it tangentially touches on matters of ordinary business.

At the outset, it is important to recognize the extraordinary set of public policy issues facing the Company today. The company has been accorded at least an unprecedented $50 billion of taxpayer relief through the Troubled Asset Relief Program (TARP). This has thrust the Company into the limelight of public policymakers, taxpayers and consumers concerned with the payback on this taxpayer investment.

After the $700 billion TARP legislation was signed on October 3, 2008, and the Treasury Department began to distribute the first $350 billion to large banks, it became clear to many observers that Treasury was not demanding sufficient transparency or accountability from the recipients of these funds. See **Appendix 1 for exemplary newsclips and quotations.**

The proposed bylaw amendment represents an effort by shareholders to provide a governance mechanism to ensure a high level policy discussion within the company regarding how, in light of TARP funding, the Company is being responsive to the needs of the US economy.

These are issues about which shareholders can be appropriately concerned. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans, not to mention federal, state and local policymakers, and are clearly of concern to other investors. We respectfully urge the Staff to reach the same conclusion and notify the Company that it cannot exclude the Proposal as addressing ordinary business.

B. **The bylaw amendment does not attempt to micromanage the company's day-to-day affairs.**

Despite the company's assertions to the contrary, the Proposal does not attempt to control or manage the Company's day-to-day business decisions.

The Company writes that:

> [E]ven if in the broad sense, U.S. economic security is a social policy issue that transcends ordinary business operations, the Proposal does not transcend ordinary business operations because it specifically addresses day-to-day management items. See, e.g., *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (allowing the exclusion of a proposal requesting a report on child labor and noting "in particular that, although the proposal appears to address matters outside the scope of

> ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations.").

However, review of that case shows that the paragraph 3 in question involved a very specific request for reporting: the staff specifically referenced as relating to ordinary business the statement in the supporting statement that the report to be issued should include "3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." In the present matter there is no comparable demand for a level of detail consistent with that rather specific requirement for wage adjustments.

In contrast to other resolutions that have been deemed to engage in micromanagement, the present resolution excludes issues of legal compliance since it asks the board committee to examine company policies "beyond those required by law." By keeping the committee discussion at the policy level it avoids directing that committee into the arena of micromanaging day-to-day affairs..

If this resolution does incidentally touch on ordinary business matters by its suggestions of possible items that MAY be included in the scope of "US economic security," it is more analogous to the cases that the Company cited which were found to be not excludable as relating to ordinary business matters. See, e.g., *ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

The Company also notes that the proposals requesting broad reviews by a board committee that the Staff has determined are not excludable under 14a-8(i)(7) often identify the high-level social policy issue, and allow management the discretion to address which day-to-day business matters are implicated by that concern. See, e.g., *Bank of America Corp.* (avail. Feb. 29, 2008) (proposal establishing a board committee on human rights and only suggesting a nonbinding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (avail. April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations. **The present bylaw amendment is very close to those bylaw amendment proposals in how it handles this distinction, and therefore, based on Staff precedents, is not excludable as relating to ordinary business.**

The Company asserts that the Proposal seeks to "micro-manage the Company by, among other things, requesting a review of the Company's policies that affect security holdings." The fact that the resolution may broadly address policies on security holdings does not in itself make this a micromanagement of company practices.

A number of shareholder proposals relating to investment policy have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (avail. January 11, 1999) and *Merrill Lynch* (avail. February 25, 2000) the Staff concluded the proposals complied

with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (avail. August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available A Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (avail. April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

Consequently, the Proposal builds upon a line of permissible shareholder proposals that focus not only on fundamental investment policies, but also on the larger policy impacts of investment practices. These issues represent significant social policy issues as well as the strategic direction of the Company.

Finally, the plain language of the Proposal makes it clear that it is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. The question of Company policies related to US Economic Security is a strategic level issue that shareholders can readily understand and give their opinion on. The Proposal does not delve into the details of what that policy might be nor does it seek to dictate when or how it would ultimately be implemented. Consequently, we urge the Staff to conclude that the Proposal is not excludable under the micro-management criteria.

C. The resolution does not attempt to regulate employee relations.

The company asserts that the resolution attempts to control employment decisions such as issues of hiring, firing or wages of Bank of America employees. The plain language of the resolution cannot be construed to attempt to control such issues. To the contrary the big picture examination of the company's effect on US Economic Security does not attempt to regulate those issues, but only entails potential consideration of how the company's policies may be affecting "the economic well-being of US citizens. *as reflected in indicators such as* levels of employment, wages...." The use of the term "indicators" helps to reflect the big picture view that is sought in the Proposal – not attempting to control who the company hires or fires, but a higher level examination of whether the company's policies are affecting employment levels in the US.

The Company also cites for its ordinary business argument the staff decision in *Bank of America* (avail. Jan. 11, 2007), in which the Staff concurred that a proposal that closely resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the Company could

exclude that proposal because it related to the Company's ordinary business operations. However, the core issue that made that resolution relate to ordinary business was the successful argument of the Company that because it sought the appointment of a Vice President, it therefore related to employee relations. By contrast, there is no effective assertion here that the bylaw amendment attempts to regulate employee relations.

D. The Resolution does not require an excludible "evaluation of risk."

The Company also asserts that the bylaw amendment would require the board of directors to engage in excludable "evaluation of risk." The evaluation of risk exclusion was formally announced in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (avail. Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the Company's operations and clearly was within the ordinary business exclusion.

Risk evaluation analysis was recently clarified by two cases in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp*. (avail. December 27, 2007) and *Norfolk Southern Corporation* (avail. February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and **minimize material financial risk** arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation of risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to *Norfolk*, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that simply removing the request for information related to efforts to minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in *Burlington* argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff. While the current resolution may lead to risk reduction, reputation protection and liability reduction for the company, as in the *Burlington* case the resolution does not focus on policy options "to minimize financial risk" and therefore is not excludable as risk evaluation.

The text of the current resolution does not require the proposed committee to undertake internal evaluations of risk in order to do its job. The core language provides, "The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders." As such the committee is focused on how the company's policies affect the US economy, not how the US economy affects the company. As such, it is not focused on the project or process of evaluating the company's own financial risk. Instead it is focused on how the company's existing policies and practices may affect the US economy.

Similarly, examining the definition of US economic security in the resolution provides "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies. Again, this definition does not require the company to undertake a financial risk evaluation but only to address the degree to which the companies policies as they are currently constituted, or constituted in the future, may have a positive or negative effect on the US economy.

In numerous "risk evaluation" precedents, the staff has implicitly taken the position that an evaluation of how a company affects the outside world (environment, human rights, privacy, etc.) is not an excludable risk evaluation. Compare *KB Home* (January 23, 2008) (asking board to provide report on the feasibility of developing policies to minimize the impact on climate change, with a focus on reducing greenhouse gas emissions, found not excludable) with excludable resolutions asking a company to "*assess* how the company is responding to rising regulatory, competitive, and public pressure." See *The Ryland Group Incorporated* (February 13, 2006), *Pulte Homes* (March 1, 2007) and *Standard Pacific Corp.* (January 29, 2007). Such an "assessment" could be understood to imply a financial risk evaluation of the impact on the company. What is excludable is a resolution that requires a company to undertake and/or publish evaluations of financial impacts and risks on the company. But that is not what the present resolution does or requires- instead it requires an outward examination of the impact of the company on US economic security, and as such it is not excludable as a "risk evaluation" request.

E. Making mention of business case arguments does not render the resolution excludable ordinary business.

The company attempts to quote from the supporting statement to show that financial and accountability arguments made by the proponent demonstrate that the bylaw amendment is really about evaluation of risk or ordinary business. The Staff has never concluded that the mere use of a business argument transforms a proposal into an excludable matter of ordinary business proposal or a request for an evaluation of risk. See *Exxon Mobil* (avail. Mar. 18, 2005) and *Dow Chemical* (avail. March 2, 2006). *Exxon* is a particularly important case in this regard because it was explicitly identified in SLB14C as not being an evaluation of risk case. Looking at the text of *Exxon*, which requested a report on the potential environmental damage that would result from drilling for oil and gas in protected areas, and the implications of a policy of refraining from drilling in those areas, it is abundantly clear that it is permissible to discuss company reputation and financial position in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the Company's financial exposures or poor management of risk is entirely misplaced. The Proponents have made a business case argument in the Proposal alongside a number of other arguments in support of the Proposal. Looking at the entire text of the Proposal it is evident that the "risk" argument is only part of the Proponents' case in support of the Proposal.

V. CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, General Counsel, Corporate Governance, Citigroup Inc., dropkins@citi.com
John Harrington, Harrington Investments

Appendix 1
Exemplary News Clips Regarding Lack of Accountability of Companies Receiving TARP Funds

The U.S. Government Accountability Office reported in December that:

"Treasury has yet to address a number of critical issues, including determining how it will ensure that [the Capital Purchase Program] is achieving its intended goals and monitoring compliance with limitations on executive compensation and dividend payments. Moreover, further actions are needed to formalize transition planning efforts and establish an effective management structure and an essential system of internal control." U.S. Government Accountability Office GAO-09-161, *Troubled Asset Relief Program: Additional Actions Needed to Better Ensure Integrity, Accountability, and Transparency,* December 2, 2008.

Newspapers and public officials also have demanded increased oversight, and expressed wonder at the lack of transparency from the banks. The AP reported on 12/22/08 that banks receiving TARP funds were unable to track their spending of the money, or refused to discuss it. "Nearly every bank AP questioned – including Citigroup and Bank of America, two of the largest recipients of bailout money – responded with generic public relations statements explaining that the money was being used to strengthen balance sheets and continue making loans to ease the credit crisis." "Where'd the Bailout Money Go? Shhhh, it's a Secret,". *Associated Press,* December 22, 2008.

Senator Susan Collins (R-ME) released a letter to Treasury Secretary Henry Paulson saying "This lack of transparency and accountability is deeply troubling. The TARP is swelling Treasury's already massive borrowing requirements, which affect capital markets and exchange rates... Judging the effectiveness of our national policy for economic stabilization necessarily involves knowing exactly how these taxpayer funds were used - an insight that some institutions appear to be saying they cannot, or will not, offer...The degree of secrecy and opacity that TARP-participant banks have drawn over their operations also bodes ill for future policy. Combined with reports of corporate profligacy that flout basic maxims of financial prudence in troubled times, it can poison the well of public support for future initiatives, no matter how well crafted or urgently needed." "Senator Collins Calls on Treasury Department to Demand More Accountability in Use of TARP Funds," *Congressional Quarterly,* December 23, 2008.

Nancy Pelosi, speaker of the House, said "The GAO's discouraging report makes clear that the Treasury Department's implementation of the TARP is insufficiently transparent and is not accountable to American taxpayers." "Obama: Bailout must help homeowners, too," *Associated Press,* December 3, 2008.

Gretchen Morgenson of the New York Times wrote on December 13, 2008: "In the bank rescue, taxpayers are subsidizing not only failure but also outright recklessness and greed. In spite of the fact that financial institutions drove the nation into the economic ditch, and even though "very few of us had anything to do with the dilemma that they have created for themselves," the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. · 781 207-7895 fax

financial industry received billions, with few strings attached...the banks have been blessed with a no-questions-asked bailout that will almost certainly generate tremendous taxpayer losses down the road." "Blank Check for Banks, Pink Slips for Detroit," *The New York Times,* December 13, 2008.

The Boston Globe Editorial Board wrote on December 27, 2008:

"When a reluctant Congress passed the $700 billion financial bailout, the plan had been billed as a way to keep a freeze-up in the credit markets from taking down the entire global economy. More than $300 billion of the money has been committed so far. Are banks using it to make loans? Are they holding on to it? Are they spending it on bonuses? No one can say, for most beneficiaries of the bailout ... have steadfastly refused to say what they have done with the taxpayer money they received. The lack of accountability is appalling. Public funds should always come with strings attached. If lame-duck Treasury secretary Henry Paulson won't demand accountability from firms that have taken federal money, his successor, Timothy Geithner, had better." "What's Beneath the TARP?" *The Boston Globe,* December 27, 2008.

President-elect Barack Obama, expressing his preference that more of the TARP money help struggling homeowners, stated "We're seeing some areas where we can be doing better in making sure that this money is not going to CEO compensation, that it's protecting tax payers and that the taxpayers are going to get their money back." "Obama: Bailout must help homeowners, too," *Associated Press,* December 3, 2008.

In January 2009 President-elect Obama noted: "I think many of us have been disappointed with the absence of clarity, the lack of transparency, the failure to track how the money's been spent and the failure to take bold action with respect to areas like housing, consumer credit, so that we can maintain credit." "Release of More Federal Bailout Money Gains Favor," *The New York Times,* January 12, 2009.

Citigroup in particular has been under harsh public scrutiny for how is using its TARP Funds.

Boles, "Senator To Subpoena TARP Contract With Citibank," in Smart Money, 01/11/2009 http://www.smartmoney.com/breaking-news/on/?story=ON-20090111-000295-1547

"U.S. Sen. Carl Levin, D-Mich., said Sunday he will issue a subpoena to the Treasury this week for the contract it signed with Citigroup Inc. (C) when it first lent money to the bank under the Troubled Asset Relief Program."

"They have not given the actual contract although they promised it," said Levin. "Well, I'm going to subpoena it. I'm going to subpoena a document that I shouldn't have to."

"He said he wants to see what conditions, if any, Citigroup agreed to in exchange for the cash infusion. In particular, Levin said he wanted to see if the bank made any commitments to providing assistance to mortgage customers struggling to keep up with their payments, or to increase lending to customers."

Rugaber, "Treasury developing tools to measure lending," in Yahoo finance, 01/13/2009 http://finance.yahoo.com/news/Treasury-developing-tools-to-apf-14047527.html

"Under criticism for its oversight of the federal bailout program, the Treasury Department plans to examine more closely whether institutions that receive money use it to boost lending."

"The Federal Deposit Insurance Corp. on Monday called on the banks it regulates to document how they are using the government funds to boost "prudent lending" and help at-risk borrowers avoid losing their homes to foreclosure.

Kashkari said banks might use the money to shore up their balance sheets in addition to lending, particularly if they are forced to write down the value of loans they carry on the books. Last year, major financial institutions such as Citigroup Inc., Merrill Lynch & Co. Inc. and Morgan Stanley booked billions of dollars of losses after mortgage-related securities they owned plunged in value."

(http://sec.gov/Archives/edgar/data/831001/000114420408058279/v129150_8k.htm)
"On October 14, 2008, the U.S. Department of the Treasury announced the TARP Capital Purchase Program. Under the program, the U.S. Department of the Treasury will purchase from Citigroup $25 billion of preferred stock as well as warrants to purchase common stock."

(http://sec.gov/Archives/edgar/data/831001/000095012308016585/y72849e8vk.htm)
"On November 24, 2008, Citigroup Inc. announced it reached an agreement with the U.S. Treasury, the Federal Reserve Board and the Federal Deposit Insurance Corporation to add $40 billion of capital benefit to Citigroup through a government guarantee on $306 billion of its assets and through the issuance of preferred stock and a warrant."

Kouwe, Bell Canada Deal Benefits from Citigroup Bailout, in NYT, 11/24/2008 http://dealbook.blogs.nytimes.com/2008/11/24/bell-canada-deal-benefits-from-citigroup-bailout/?scp=10&sq=citi%20bailout&st=cse

"The federal government's bailout of Citigroup has sparked a surge of confidence that the $50 billion takeover of Bell Canada — the largest leveraged buyout in history — will close on schedule in December."

"Of the $33 billion of debt being used to finance the buyout, Citigroup is responsible for about $11 billion."

EXHIBIT B

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

February 2, 2009

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By John Harrington

Ladies and Gentlemen:

This letter concerns the request of Citigroup Inc., a Delaware corporation (the "Company"), that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission issue no-action advice on the Company's intention to omit Proponent John Harrington's proposal (the "Proposal") from the Company's proxy materials for its 2009 annual meeting. In its letter seeking no-action advice, the Company included a copy of our opinion dated December 19, 2008 (the "Opinion"), in which we concluded that the Proposal, if adopted, would cause the Company to violate Delaware law and is not a proper subject for stockholder action.

We have reviewed a copy of a January 19, 2008 letter addressed to the Staff from the Proponent's Massachusetts counsel (the "Proponent Letter"), which, among other things, attempts to persuade the Staff that the applicable Delaware law does not support the conclusions in our Opinion. In this letter, we explain why the parts of the Proponent Letter that address matters of Delaware law are incorrect and why the Proponent Letter does not change our Opinion.

I. Summary.

The Proposal asks the stockholders to adopt a by-law establishing a "Board Committee on US Economic Security," which we refer to as the "Committee." The proposed by-law would force the directors serving on the Committee to review whether the Company's policies "are shaped to support the U.S. economic security, while meeting the Board's responsibilities to shareholders." As we concluded in our Opinion, the proposed by-law would violate Delaware law in two respects. First, the proposed by-law would purport to empower the Chairman of the Board to appoint Company directors to the Committee. This provision violates Section 141(c)(2) of the Delaware General Corporation Law (the "DGCL"), which permits only

the Board to designate the directors who will serve on a Board committee. Second, the proposed by-law would force the members of the Committee to conduct the review urged by the Proponent. This facet of the proposed by-law also violates Delaware law because the stockholders cannot adopt a by-law that purports to require Company directors to perform such a review if they determine that it would not further the best interests of the Company and its stockholders.

The Proponent Letter attempts to save the Proposal from exclusion from the Company's proxy materials by asserting that the Company cannot meet its burden of establishing that the Proposal would violate Delaware law and is not a proper subject for stockholder action. According to the Proponent's counsel, the Proposal "presents issues of unsettled law, lacking in judicial precedent binding or dispositive of the matter at hand," and therefore the Proposal cannot be omitted from the Company's proxy materials because Delaware law does not clearly prohibit the Proposal. Proponent Letter, at 2. As we explain in greater detail below, the conclusions set forth in our Opinion do not present issues of unsettled law. To the contrary, the relevant authority clearly supports our conclusions that the Proposal would violate Delaware law if adopted and is not a proper subject for stockholder action.

II. The Proposal Would Unlawfully Empower The Board Chairman To Appoint Directors To The Committee.

The Proponent's by-law would vest the Chairman of the Board with the power to designate directors to the Committee. As we noted in our Opinion, Section 141(c)(2) authorizes only the Board to designate directors to a Board Committee. Accordingly, the Proposal violates the express provisions of Section 141(c)(2).

In the Proponent Letter, the Proponent's counsel argues that the Proposal should not be excluded from the Company's proxy materials because the Delaware courts have never interpreted the provisions of Section 141(c)(2). However, no judicial interpretation is required because the statute is clear on its face. Section 141(c)(2) specifies that "The board of directors may designate 1 or more committees, each committee to consist of 1 or more directors of the corporation." Section 141(c)(2) does not permit any person or body other than the board to "designate" committees, i.e., to appoint directors to a committee.[1] The Chairman of the Board simply cannot be vested with the power to designate directors to a committee.[2]

---

[1] *See* Opinion, at 4 n.3. Proponent's counsel incorrectly suggests that the word "designate" is ambiguous, and could somehow be read to mean only that the board has the power to "frame a committee on a special topic" rather than the power to appoint directors to a committee. Proponent Letter, at 12. This alternative reading of the statute is incorrect, because another provision in Section 141(c)(2) addresses the authorization to vest a committee with the power to consider specific topics. *See* 8 *Del C.* § 141(c)(2) ("Any such committee, to the extent provided in ... the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation [subject to certain

(Continued ...)

The Proponent's counsel attempts to conjure uncertainty in the statute by observing that, under Section 141(c)(2), the Board "may" designate the members of a Committee, and therefore the permissive word "may" means the statute does not exclude other persons from designating directors to a committee. Although the word "may" denotes discretion, it means only that the Board has the discretion to decide whether or not to appoint directors to a committee in the first place. The reference to "may" does not somehow mean that other persons, who are not identified in the statute, may designate directors to a committee. As we noted in our Opinion, the Delaware courts have time and again held that when the board of directors is expressly granted the discretion to take a specific action, that action may not be delegated to another person unless the DGCL expressly permits delegation.[3]

The Proponent's attempt to save his Proposal fares no better when his counsel argues that the catch-all language of Section 109(b) of the DGCL authorizes his proposed by-law. Although Section 109(b) permits stockholders to adopt by-laws that relate to powers of directors, officers, employees and stockholders, that statute also specifies that a by-law cannot be "inconsistent with law."[4] This means that a by-law cannot contradict another provision of the

---

(. . . continued)

exceptions])." Accordingly, the statute does not treat the power to "designate" a committee as the equivalent of empowering a committee to consider a "special topic."

2 Section 141(c)(2) expressly authorizes a board committee to exercise all powers of the board, with certain specified exceptions. These exceptions do not include the power to appoint a committee. Thus, if the board decided to confer upon a committee the power to appoint other committees, such power would appear to be consistent with Section 141(c)(2). However, Section 141(c)(2) plainly does not permit such power to be conferred upon any person other than the board or a board committee.

3 *See* Opinion, at 4 n.5 (collecting cases). Although the Proponent's counsel attempts to wish away the precedent cited in our Opinion because these decisions do not expressly address Section 141(c)(2), Proponent Letter, at 12, the analysis in those decisions support our reading of Section 141(c)(2). In the case of *In re Staples Inc. Shareholders Litigation*, for example, the Court interpreted Section 213(a) of the DGCL, which specifies that "the board of directors may fix a record date" for stockholder meetings. 792 A.2d 934, 963-64 (Del. Ch. 2001). The Court did not interpret the word "may" to mean that a person or group other than the board could fix a record date. In fact, the Court held that the board could not delegate its power to fix a record date to an officer. *Id.* Clearly, by specifying that the board "may" fix a record date, the drafters intended that the board (and only the board) would have the power to decide whether or not to fix a record date, just as the board "may" decide whether to designate directors to a committee.

4 *See* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.").

DGCL.[5] As discussed above, board committees can only come into existence pursuant to Section 141(c)(2), which requires the board itself to select committee members and does not authorize the by-laws to alter this rule.[6] Clearly the drafters of Section 141(c)(2) did not intend to permit by-law provisions that divest the board of its exclusive power to decide who will serve on a committee. Because Section 109(b) does not permit by-laws that are "inconsistent with law," the Proponent cannot rely on Section 109(b) to permit a by-law that contradicts Section 141(c)(2).

Finally, we note that the Proponent's interpretation of Section 141(c)(2) is inconsistent with the public policy evidenced by the statute. As we noted in our Opinion, by requiring the Board to determine committee membership, Section 141(c)(2) ensures that the entire Board has the opportunity to participate in determining committee membership. If the Proposal were enforceable (which it is not), the by-laws could vest the Chairman, or potentially any other director favored by a group of stockholders, with greater power than the other board members by permitting one director to subvert the board and designate board committees. The by-laws cannot provide for the radical re-distribution of power urged by the Proponent.[7]

---

5 *See Datapoint Corp. v. Plaza Sec. Co.*, 496 A.2d 1031, 1035-36 (Del. 1985) (finding a by-law providing for a minimum sixty-day delay in the effectiveness of stockholder action by written consent was invalid because it conflicted with Section 228 of the DGCL, which is the statutory provision governing stockholder action by written consent).

6 There are two sentences in Section 141(c)(2) that expressly permit deviation from the rule set forth in the statute through by-law amendments, but neither relates to who may designate committees. The third sentence of Section 141(c)(2) permits by-laws authorizing the members of a committee to appoint an alternate member in the event another member of the committee is absent from a meeting or disqualified from service. 8 *Del. C.* § 141(c)(2) ("The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting . . . may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.") The fourth sentence of Section 141(c)(2) permits by-laws pertaining to the powers of a committee. *Id.* ("Any such committee, to the extent provided in the . . . bylaws . . . shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation [subject to certain exceptions]. . . .").

7 Only the certificate of incorporation of a Delaware corporation can limit the voting power of specific directors or confer greater voting power on a subset of directors. *See* 8 *Del. C.* § 141(d) ("[T]he certificate of incorporation [i.e., and not the by-laws] may confer upon 1 or more directors, whether or not elected separately by the holders of any class or series of stock, voting powers greater than or less than those of other directors."); § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.").

By vesting the Chairman of the Board with the power to designate directors to the Committee, the Proposal clearly violates Section 141(c)(2) of the DGCL. As we noted in our Opinion, we need not point to any other facet of the proposed by-law to establish its invalidity. However, as in our Opinion, we discuss an alternative reason that the Proposal is invalid in Part III below.

III. The Proposal Would Unlawfully Require The Board To Perform The Review Urged By The Proponent.

As we concluded in our Opinion, the Proposal would also violate Delaware law, if implemented, because it would dictate to the Board how to spend its time and Company resources – i.e., by focusing on "US economic security" rather than such other issues relating to the Company, or the national or global economy, as the elected Board sees fit. The stockholders cannot use their power to amend the by-laws to dictate the Board's focus in this way because, under Section 141(a) of the DGCL, only the Company directors are vested with the power to make the management decision as to what issues to focus on in order to fulfill the Board's fiduciary duties.[8] In addition, the Proponent cannot use the by-laws as a means to force the Board to conduct the review urged by the Proponent if the Board determines that such action will not benefit the Company and its stockholders.[9]

The Proponent's counsel asserts that the invalidity of the by-law is an unsettled issue of Delaware law because the Delaware courts have not decided whether a stockholder-adopted by-law can limit the board's managerial authority. Proponent Letter, at 4-6. This is incorrect. In a 2008 opinion addressing questions certified to the Delaware Supreme Court by the Securities and Exchange Commission, the Court stated in no uncertain terms that the by-laws cannot encroach on the board's power to manage the company: "[t]he shareholders' statutory power to adopt, amend or repeal bylaws is not coextensive with the board's concurrent power and is limited by the board's management prerogatives under Section 141(a)." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 232 (Del. 2008). Rather, the by-laws may relate only to the process by which a board makes its managerial decisions: "It is well-established Delaware law that a proper function of the bylaws is not to mandate how the board should decide specific substantive decisions, but rather, to define the process and procedures by

---

8 *See* 8 *Del. C.* § 141(a)("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); *UIS, Inc. v. Walbro Corp.*, 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987) (refusing to grant a temporary restraining order that would have prevented a corporation from expending corporate funds because the directors "are charged with deciding what is and what is not a prudent or attractive investment opportunity" for the company).

9 *See Revlon Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 182 (Del. 1986) ("A board may have regard for various constituencies in discharging its responsibilities, provided there are rationally related benefits accruing to the stockholders.").

which those decisions are made." *Id.* at 234-35. The Delaware Supreme Court has therefore answered the questions that the Proponent's counsel mischaracterizes as unresolved. As we noted in our Opinion, the Proposal would force the directors to expend time and money on the review urged by the Proponent.[10] Decisions as to how the Company allocates director time and Company resources are clearly a substantive, management decisions that must be exercised by the Company directors, not by the stockholders through an invalid by-law.

The Proponent's counsel also obfuscates the relevant legal issues by mischaracterizing our Opinion. A significant portion of the Proponent Letter is devoted to establishing a point which we do not dispute: that Section 141(c) permits the scope of a committee's authority to be specified in a corporation's by-laws. 8 *Del. C.* § 141(c)(2) ("Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors . . . ."). However, the fact that the by-laws can establish the parameters of a committee's authority does not mean that the by-laws can require the directors on the committee to take certain actions within such parameters. As we explained in our Opinion and in this letter, the Proposal is invalid because it purports to *require* Company directors to undertake the review urged by the Proponent. Although the Proponent's counsel characterizes our analysis as a "fine-line" distinction, this distinction has been adopted by the Delaware Supreme Court: the stockholders can establish a committee empowered to decide whether or not to review US economic security (i.e., to regulate the process by which the Board approaches such a review), but the by-law cannot require the Company directors to undertake such a review, because that is a substantive managerial decision that must be made by the Board.[11] *AFSCME*, 953 A.2d at 234-35.

---

10 We recognize that, at some points in the Proponent Letter, Proponent's counsel asserts that the Proposal would not require the Company to make any expenditures in connection with the review urged by the Proponent without Board authorization. *See* Proponent Letter, at 8. However, this assertion is at odds with the proposed by-law itself. The by-law would require Company directors to undertake the review urged by the Proponent. *See* Proposal (stating "The Board Committee *shall review* whether our Company's policies . . . are shaped to support U.S. economic security[.]" and may issue reports "at reasonable expense"). Moreover, the by-law itself purports to authorize any expenditures in connection with that review. *Id.* ("[T]he Board Committee shall not incur any costs . . . *except as authorized consistent with these bylaws.*"). Accordingly, the Proposal does not, as the Proponent's counsel argues, vest the Company directors with the discretion to decide whether to undertake such a review.

11 In addition, we note that the Proponent cannot save its Proposal from invalidity by pointing to the savings clause in the Proposal, which provides only that "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company . . . ." Clearly, the proposed by-law *does* restrict the Board's power to decide whether or not to perform the desired review. To include valid savings language, the entire Proposal would need to be rewritten to acknowledge that the directors have the power to decide whether or not to conduct the review urged by the Proponent. *Compare*

(Continued . . .)

Finally, we note that the Proponent's counsel cannot rely on stockholder approval of the Proposal as a means to salvage it from invalidity. The Proponent's counsel asserts that "If shareholders want their board to examine the effect of the Company on the US economy, it is not the board's job to save shareholders from themselves." Proponent Letter, at 5. This rhetoric is both unhelpful and contrary to Delaware law. The directors, as the fiduciaries of the Company and its stockholders, owe an affirmative duty to make management decisions that advance the best interests of the Company and *all* its stockholders, even if the board's decision is not supported by a stockholder majority.[12] Accordingly, the stockholders cannot force the Company directors to undertake the review urged by the Proponent simply because such review is favored by a faction of stockholders.[13]

(. . . continued)

AFSCME, 953 A.2d at 240 (noting, in dicta, that a by-law providing for the reimbursement of a stockholder's proxy expenses would need to contain language "that would reserve to . . . directors their full power to exercise their fiduciary duties to decide whether or not it would be appropriate . . . to award reimbursement at all").

Furthermore, contrary to the suggestion by Proponent's counsel (in the Proponent Letter at 9), the Board's power to repeal the Proponent's by-law if it were adopted by the stockholders does not somehow make the by-law valid prior to its repeal. *See AFSCME*, *supra* (holding that a stockholder-proposed by-law would be invalid if adopted by the stockholders, without any discussion of the board's ability to amend the by-law as relevant to the applicable analysis).

12 *See Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of the shares. In fact, directors, not shareholders, are charged with the duty to manage the firm."), *aff'd*, 571 A.2d 1140 (Del. 1989).

13 The Delaware courts sometimes use rhetoric evoking the "will of the stockholders" in a way that might suggest that the board must follow the wishes of a stockholder majority, even with respect to managerial decisions. *See UniSuper Ltd. v. News Corp.*, 2005 WL 3529317, at *6 (Del. Ch. Dec. 20, 2005) (comparing, in dicta, the director-stockholder relationship to that of agent and principal). These broad pronouncements about following stockholder wishes, however, should be properly understood to apply only to those actions for which the DGCL requires stockholder approval. *UniSuper Ltd. v. News Corp.*, 2006 WL 207505, at *3 (Del. Ch. Jan. 19, 2006) (revised Jan. 20, 2006) (clarifying its prior opinion to note that the agent-principal analogy was intended only to illustrate that the directors could not use their fiduciary duties as an excuse to refrain from putting a charter amendment to a stockholder vote where, the court assumed, the board had contractually obligated itself to submit the amendment to stockholders).

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

As noted in our Opinion, the Proposal is not a proper subject for stockholder action because it would violate the provisions of Section 141(c)(2) of the DGCL and it purports to require the Board to perform the review urged by the Proponent. *See* Opinion, at 10. The Proponent's counsel does not dispute that the Proposal is not a proper subject for stockholder action if it would violate applicable Delaware law (which we have demonstrated above and in our Opinion), and our conclusions with respect to the impropriety of the Proposal remain unchanged from our Opinion.

V. Conclusion.

Nothing in the Proponent Letter changes the conclusions in our Opinion, which are based on the express terms of Section 141(c)(2) itself and on clear legal precepts established by the Delaware courts. The Proponent's counsel has not, and cannot, cite to any authority contrary to our conclusions. The Proponent Letter merely attempts to obfuscate the relevant legal analysis by making arguments that have either been rejected by the Delaware courts or simply contradict the plain language of the DGCL.

For the reasons stated in our Opinion and in this letter, it is our opinion that the Proposal would violate Delaware law if it were adopted by the stockholders and the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2697921

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. of Mr. John Harrington

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are copies of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Mr. John Harrington (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2009 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its annual meeting of stockholders to be held on or about April 21, 2009. The Proponent's address, as stated in the Proposal, is 1001 Second Street, Suite 325, Napa, California, 94559. The Proponent's telephone and fax numbers, as stated in the Proposal, are (707) 252-6166 and (707) 257-7923, respectively.

Enclosed for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(1) under the Act because the Proposal is not a proper subject for action by shareholders under Delaware law (the jurisdiction in which the Company is organized); pursuant to Rule 14a-8(i)(2) under the Act because the Proposal would, if implemented, cause the Company to violate Delaware law; and pursuant to Rule 14a-8(i)(7) under the Act because the Proposal deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(1) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2009 Proxy Materials. The Company currently plans to file its definitive 2009 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2009.

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2009 Proxy Materials.

Kindly acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
General Counsel, Corporate Governance

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation (the "Company"), intends to exclude the stockholder proposal and supporting statement (together the "Proposal," a copy of which, along with a cover letter to the Proposal, are annexed hereto as Exhibit A) submitted by Mr. John Harrington (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal asks the stockholders of the Company to amend the By-laws of the Company (the "By-laws") to "establish[] a Board Committee on US Economic Security," (the "Committee") which "shall review whether [the] Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders." The Company believes that it may exclude the Proposal from the 2009 Proxy Materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

Rule 14a-8(i)(1) provides that a proposal may be excluded if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be excluded if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion," annexed hereto as Exhibit B), the Proposal would, if implemented, violate Delaware law in two respects:

- First, the Proponent's by-law would empower the Chairman of the Board of Directors of the Company (the "Board") to appoint directors to the Proponent's Committee. This purported authorization to the Chairman is in direct violation of Section 141(c)(2) of the Delaware General Corporation Law (the "DGCL"), which permits only the Board or an authorized committee of the Board to appoint directors to a Board committee. *See* 8 *Del. C.* § 141(c)(2).
- Second, the Proponent's by-law seeks to force the Company directors to undertake the review of "US economic security" envisioned by the Proponent. The stockholders cannot force the Company directors to undertake a specific course of action with respect to Company management because only the directors are empowered to manage the business

and affairs of the Company. *See* 8 *Del. C.* § 141(a). Furthermore, the directors cannot be forced to undertake the review urged by the Proponent if the directors determine that the review would not advance the best interests of the Company and all of its stockholders. *Compare CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (holding that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate").

For these reasons, which are explained in detail in the Delaware Law Firm Opinion, the Proposal violates the express provisions of the DGCL and well-settled principles of Delaware common law. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2). *See, e.g., General Motors* (avail. April 19, 2007) (deciding not to recommend enforcement action regarding exclusion of a proposal under Rule 14a-8(i)(2) that sought to amend the company's by-laws to require each director to oversee, evaluate, and advise certain functional groups of the company's business); *MeadWestvaco Corporation* (avail. Feb. 27, 2005) (deciding not to recommend enforcement action regarding exclusion of a proposal under Rule 14a-8(i)(2) that recommended that the company adopt a by-law containing a per capita voting standard where Delaware counsel opined that such by-law would, if adopted, violate state law).[1]

II. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Proposal may also be excluded pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under Delaware law. As more fully described in the Delaware Law Firm Opinion, the Proposal is not a proper subject for stockholder action because stockholders only have the power to adopt by-laws that are not inconsistent with law. *See* 8 *Del. C.* § 109(b). The Delaware Supreme Court has determined that by-laws that facially violate a provision of the DGCL or mandate how the board should decide a specific business decision are not a proper subject for stockholder action. *See AFSCME*, 953 at 238-40. Accordingly, the Proposal is not a proper subject for stockholder action because (i) it violates the express provisions of Section 141(c)(2) of the DGCL by directing the Chairman of the Board to determine the membership of the Committee and (ii) it mandates how the directors should decide a specific decision by requiring a review of U.S. economic security.

The Company recognizes that, on occasion, the Staff will not concur with a company's decision to exclude a proposal pursuant to Rule 14a-8(i)(1) if a proposal that would otherwise require the directors to take certain action is revised in precatory terms that only

---

[1] The Company recognizes that, in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt by-laws that counsel argued would violate Delaware law. *Alaska Air Group, Inc.*, (avail. Mar. 17, 2005); *Lucent Technologies Inc.* (avail. Nov. 6, 2001). The Company notes, however, that these no-action requests do not appear to have been supported by opinions from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware.

recommend that directors take certain actions. *See* Note to Rule 14a-8(i)(1). However, even if the Proponent were permitted to revise his Proposal to cast it in precatory terms (i.e., to merely "recommend" that the Board form the Committee envisioned by the Proposed by-law), the Proposal would nevertheless constitute an improper matter for stockholder action because the provision empowering the Chairman of the Board to appoint directors to the Committee would violate an express provision of the DGCL. *Compare Radiation Care, Inc.* (avail. Dec. 22, 1994) (permitting exclusion of a proposal that sought to amend the company's by-laws to, among other things, create a committee of stockholders that could expend corporate funds and noting that, even if the proposal could be revised in precatory form, it was nevertheless an improper subject for stockholder action because the proposal contained a provision of questionable validity under Delaware law that would have prevented the directors from amending the by-law). In other words, even in precatory format the Proposal would violate Delaware law because the stockholders cannot recommend that the directors adopt a provision that violates the DGCL.[2] Clearly, the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(1).

III. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

---

[2] The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law. *See, e.g., Pennzoil Corporation,* (avail. Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal, which proposal asked directors to adopt a by-law that could be amended only by the stockholders, under the predecessor provision to Rule 14a-8(i)(1) because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"); *cf. AT&T Inc.* (avail. Feb. 7, 2006) (finding a basis for exclusion under Rule 14a-8(i)(2) of a proposal recommending that a board of directors adopt cumulative voting as a by-law or a long-term policy); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (finding a basis for exclusion under Rule 14a-8(i)(2) of a proposal recommending that the company adopt a by-law containing a per capita voting standard that, if adopted, would violate Delaware law).

The Staff has also made clear that even a proposal relating to a significant social policy issue may be excluded from a company's proxy materials if the "proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect" that social policy issue. Staff Legal Bulletin No. 14C (June 28, 2005).

Where, as here, a proposal requests that the Company prepare a report on or create a committee to review a particular issue, "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." SEC Release 34-20091 (Aug. 16, 1983).

As discussed below, the Proposal may be excluded as relating to the Company's ordinary business operations because the subject matter to be reviewed by the Committee relates to tasks fundamental to management's ability to run the Company on a day-to-day basis and the Proposal seeks to micro-manage the Company.

A. The Proposal Relates to Tasks Fundamental to Management's Ability to Run the Company on a Day-to-Day Basis, Particularly Management's Internal Assessment of the Risks It Faces As A Result of Its Operations That May Affect U.S. Economic Security.

The Proposal would create a Board Committee on U.S. economic security that would force the directors to review whether the Company's policies, beyond those required by law, are shaped to support U.S. economic security. Although framed as a review of the effect of the Company's policies on U.S. economic security, the Proposal involves a broad review of the Company's day-to-day business decisions with a particular focus on how those day-to-day decisions affect the U.S. economy and the Company. The supporting statement asserts that "there can be no doubt that [the Company's] financial integrity is interdependent with a strong and secure US economy." The Proponent inextricably ties U.S. economic security to the Company's risk management. The Proponent concedes this point in his supporting statement by essentially admitting that the Proposal strikes at the heart of the Board's authority to evaluate the risks inherent in the Company's business. The Proponent notes that the recent financial system weaknesses resulted from, among other things, "a general lack of management and board oversight" and suggests that the Proposal will "ensure that these recent events are not repeated." Although the Company does not agree with all the Proponent's assertions, the Company does agree with his insinuation that the Proposal, in essence, seeks an evaluation of the risks faced by the Company as a result of its operations that may affect the U.S. economy.

The Staff has consistently concurred with the exclusion of proposals that seek an assessment of the risk related to a company's policies. *See, e.g., ONEOK, Inc.* (avail. Feb. 7, 2008) (permitting exclusion of a proposal requesting a report reviewed by a board committee on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations); *ACE Ltd.* (avail. March 19, 2007) (permitting exclusion of a proposal requesting a report describing the company's strategy and action relative to climate change). In *Sunoco* (avail. Feb. 8, 2008), the Staff concurred that the company could exclude a proposal establishing a board committee on sustainability that would ensure the company's sustained viability and strive to enhance shareholder value because that proposal addressed the evaluation of risk, which is an ordinary business matter. The Proposal here is analogous in the sense that it seeks a review of the

Company's policies with respect to U.S. economic security, which the Proponent expressly ties to the sustainability of the Company. *See* Supporting Statement to the Proposal ("[T]here can be no doubt that our company's financial integrity is interdependent with a strong and secure US economy."). Moreover, in *Bank of America* (avail. Jan. 11, 2007), the Staff concurred that a proposal that closely resembles the Proposal here was excludable as relating to ordinary business matters. That proposal, which was also made by the Proponent, sought the appointment of a "Vice President for US Economy and Security" to "review whether management and Board policies, beyond those required by law, adequately defend and uphold the economy and security of the United States of America." The Staff concurred that the company could exclude that proposal because it related to the company's ordinary business operations. Likewise, this Proposal, which also pertains to the relationship between Company management and U.S. economic security, relates to the Company's ordinary business operations.

B. The Proposal Seeks to Micro-Manage the Company's Ordinary Business Operations.

Regardless of the Proponent's attempt to frame the Proposal as touching upon a significant social policy, its non-comprehensive list of items that may be included in the Committee's review of "'US Economic Security' impacted by bank policy" involves an attempt to micro-manage the Company's ordinary business operations. Among other items, the list includes day-to-day management issues such as security holdings and employment policies. In other words, even if in the broad sense, U.S. economic security is a social policy issue that transcends ordinary business operations, the Proposal does not transcend ordinary business operations because it specifically addresses day-to-day management items. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (allowing the exclusion of a proposal requesting a report on child labor and noting "in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations."). By directly addressing the day-to-day items included within the rubric of U.S. economic security, the Proposal is precisely the type of proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Release 34-40,018 (May 21, 1998).

The Company acknowledges that the Staff has found that certain proposals requiring reports arguably touching on specific day-to-day matters are not excludable as relating to ordinary business matters. *See, e.g., ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable). The Company believes, however, that those proposals are distinguishable because the reports requested touched on day-to-day matters that were directly related to a narrowly-circumscribed social policy issue, such that the reports did not request an undue level of intricate detail and did not implicate a broad range of day-to-day management issues. *See* SEC Release 34-40,018 (May 21, 1998) (noting "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek" and that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed"); *see also Ford Motor Co.* (avail. Mar.

2, 2004) (proposal requesting a report on global warming was excludable because it addressed "the specific method of preparation and the specific information to be included in a highly detailed report"). The Company notes that the proposals requesting broad reviews by a board committee that the Staff has determined are not excludable under 14a-8(i)(7) often identify the high-level social policy issue and allow management the discretion to address which day-to-day business matters are implicated by that concern. *See, e.g., Bank of America Corp.* (avail. Feb. 29, 2008) (proposal establishing a board committee on human rights and only suggesting a non-binding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (avail. April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations.

In contrast, the Proposal seeks to micro-manage the Company by, among other things, requesting a review of the Company's policies that affect security holdings. As a diversified global financial services company, the Company's day-to-day operations include numerous actions and policies that affect the holdings of securities of companies located in the U.S. and other countries. The Proposal requests a review that includes the effect of the Company's policies on "levels of . . . foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US," and "the extent to which [the Company] holds securities of foreign companies." Thus, the Proposal directly implicates the detailed and complex day-to-day business decisions and policies involving the Company's extensive portfolio.

For the aforementioned reasons, securities are analogous to supplies or raw materials, and the Staff has consistently held that a proposal relating to one of these items is an ordinary business matter. *See, e.g., Dean Foods Co.* (avail. Mar. 9, 2007) (proposal requesting a board committee review and report on the company's policies relating to the production and sourcing of organic dairy products was excludable because it addressed "customer relations and decisions relating to supplier relationships"); *Walgreen Co.* (avail. Oct. 13, 2006) (proposal requesting that the board publish a report on the raw materials in the company's cosmetics was excludable as relating to ordinary business operations). Likewise, the Proposal is analogous to proposals relating to particular products or services, which the Staff has repeatedly determined are excludable as addressing ordinary business matters. *See, e.g., Family Dollar Stores, Inc.* (avail. Nov. 6, 2007) (proposal requesting a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products, with a particular emphasis on products imported into the U.S., was excludable as relating to the "sale of particular products"); *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal requesting a report on whether the company will end all bird sales was excludable as relating to "the sale of particular goods"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott hotels was excludable as relating to the sale and display of a particular product).

The Proposal also micro-manages the Company's employment decisions. The Proposal seeks a review of the impact of the Company's policies on "the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages . . . ." Thus, the Proposal seeks a review of the Company's ordinary business operations because every policy related to the Company's decision to hire, terminate, or determine the wages of its employees who happen to be U.S. citizens is implicated. The Staff has consistently determined that Proposals relating to the terms of employment, including hiring, termination, and determination

of employee wages may be excluded as relating to ordinary business decisions. *See, e.g., Capital One Financial Corp.* (avail. Feb. 3, 2005) (proposal requesting a report on the elimination of jobs and the relocation of U.S.-based jobs to foreign countries excludable as relating to "management of the workforce"); *International Business Machines Corp.* (avail. Feb. 3, 2004) (proposal requesting that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries" excludable as relating to "employment decisions and employee relations").

Regardless of whether the Proposal touches upon a significant social policy issue, the Proposal is excludable because it directly addresses and attempts to micro-manage the ordinary business operations discussed above. The Staff has consistently determined that proposals that relate to ordinary business operations may be excluded even if they address other issues that may not relate to ordinary business operations. *See Medallion Financial Corp.* (avail. May 11, 2004) (proposal that appeared to address "both extraordinary transactions and non-extraordinary transactions" was excludable as relating to the company's ordinary business operations); *General Electric Co.* (avail. Feb. 11, 2000) (proposal that addressed three distinct items was excludable because a "portion of the proposal relates to ordinary business operations (i.e., choice of accounting methods)").

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), and 14a-8(i)(7), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2009 Proxy Materials.

2628870.7

Exhibit A



October 30, 2008

Citibank
Vikram Pandit, CEO
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

As a beneficial owner of Citigroup stock, I am submitting the enclosed shareholder resolution for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Citigroup common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

I am concerned that our company is in need of oversight by a Board of Directors Committee on U.S. Economic Security in order to insure that our company's worldwide business operations do not negatively impact the domestic economy to the detriment of shareholders.

Sincerely,

John Harrington

jwu

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

Resolution to Create a Board Committee on US Economic Security

RESOLVED: To amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:

SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.

The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

Supporting Statement:

Our company has received Federal assistance under the Troubled Asset Relief Program of the US Treasury. In the opinion of the proponents, the financial system's weaknesses that precipitated this taxpayer effort to stabilize the US financial system was the result of years of irresponsible lending and business practices across the US economy, including speculative derivatives trading and a general lack of management and board oversight. While the US government has decided not to take voting shares in our company, the need for shareholders and the public to understand our company's role in long term US economic security is more evident than ever.

Following the dramatic recent government interventions, there can be no doubt that our company's financial integrity is interdependent with a strong and secure US economy. Proponents believe that the time has come for shareholders and members of the public to inquire further of our management and Board to ensure that these recent events are not repeated and that the investment by the US taxpayers brings reciprocal benefit to US economic security.

charles SCHWAB
INSTITUTIONAL

PO Box 52013, Phoenix, AZ 85072-2013

October 30. 2008

Citigroup
Vikram Pandit, CEO
399 Park Ave.
New York, NY 10043

RE: John C. Harrington
Citigroup Stock Ownership

To Whom It May Concern:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of C stock for at least one year prior to October 30, 2008 (October 30, 2007 to present).

Sincerely,



Landen L Lunsway
Schwab Institutional
Charles Schwab & Co. Inc.

Cc. John Harrington

Schwab Institutional is a division of Charles Schwab & Co., Inc. ("Schwab"), Member SIPC.

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA UPS

November 6, 2008

John Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,



Shelley J. Dropkin
General Counsel, Corporate Governance

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 19, 2008

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By John Harrington

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by John Harrington (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have asked our opinion whether the Proposal is a proper subject for action by stockholders under Delaware law and whether the Proposal, if adopted, would cause the Company to violate Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal calls upon the Company's stockholders to amend the By-laws of the Company (the "By-laws") to establish a "Board Committee on US Economic Security," which

we refer to herein as the "Committee."[1] The proposed by-law would force the directors serving on the Committee to review whether the Company's policies "beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders." The review envisioned by the Proponent would cover a wide range of issues, including "1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which [the Company] holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies." The proposed by-law would also empower the Chairman of the Board to appoint directors to the Committee.

---

[1] In its entirety, the Proposal reads as follows:

> RESOLVED: To amend the corporate bylaws by inserting in Article VI of the Bylaws the following new section:
>
> SECTION 2. Board Committee on US Economic Security. There is established a Board Committee on US Economic Security. The Board Committee shall review whether our Company's policies, beyond those required by law, are shaped to support the US economic security, while meeting the Board's responsibilities to the shareholders. The Board Committee may issue reports to the Board and the shareholders at reasonable expense and omitting confidential information on the impacts of bank policy on US Economic Security. For purposes of this bylaw, "US Economic Security" impacted by bank policy may include, among other things 1) the long term health of the economy of the US, 2) the economic well-being of US citizens, as reflected in indicators such as levels of employment, wages, consumer installment debt and home ownership, 3) levels of domestic and foreign control, and holdings of securities and debt, of companies incorporated or headquartered in the US and 4) the extent to which our company holds securities of foreign companies or has employees or representatives holding positions on the boards of directors of foreign companies.
>
> The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law. Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws.

A supporting statement, not relevant to our opinion, accompanies the Proposal.

The proposed by-law appears to impose two directives on the Company. First, the by-law would empower the Chairman of the Board to appoint the Company directors who will serve on the Committee. Second, the by-law would force the directors serving on the Committee to devote their time and Company resources to review whether the Company's policies support the "security" of the overall U.S. economy. In our opinion, both of these directives are inconsistent with Delaware law. As we explain in Part II.A. herein, by authorizing the Chairman of the Board to appoint directors to the Committee, the proposed by-law contravenes Section 141(c)(2) of the Delaware General Corporation Law (the "DGCL"), which does not permit any one other than the Board (or in certain circumstances an authorized committee of the Board) to determine the membership of a Board committee. Furthermore, as we explain in Part II.B. herein, the proposed by-law would violate Delaware law because it purports to force the directors to perform a review of the impact of Company policies on the U.S. economy. Under Delaware law, only the Board (and not the stockholders) is vested with the power to manage the business and affairs of the Company. The proposed by-law seeks to usurp this managerial authority by forcing the directors to perform the desired review of Company policies and "US economic security," even if the directors determine that undertaking such a review will not advance the best interests of the Company and all of its stockholders.

For the foregoing reasons, and as explained in greater detail below, it is our opinion that the Proposal would cause the Company to violate Delaware law if the stockholders adopted it and that the Proposal is not a proper subject for stockholder action under Delaware law.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Power To "Designate" Committees Cannot Be Delegated To The Chairman Of The Board.

The proposed by-law purports to empower the Chairman of the Board to appoint directors to the Committee. The by-law is therefore at odds with the applicable provisions of Section 141(c)(2) of the DGCL ("Section 141(c)(2)"), which governs committees of the Board and specifies that "The board of directors may designate 1 or more committees, each committee to consist of 1 or more directors." 8 *Del. C.* § 141(c)(2).[2] Under Section 141(c)(2), the power to

---

[2] The formation and power of a committee of the board of directors of a Delaware corporation are governed by one of two regimes, which are set forth in Subsection (1) and Subsection (2) of Section 141(c) of the DGCL. Subsection (1) governs corporations incorporated before July 1, 1996 that have not elected to be governed by Subsection (2). Subsection (2) applies to all other corporations. Although incorporated before July 1, 1996, we understand that the Company has elected to be governed by Subsection (2) of Section 141(c).

"designate" committees (i.e., to select the directors who will serve on a committee)[3] cannot be delegated to any person or body other than another committee of the board of directors.[4] Because Section 141(c)(2) expressly permits the Board to delegate the power to determine committee membership only to other properly authorized committees of the board, this power cannot be delegated to any other person, including the Chairman of the Board.[5] The proposed by-law is therefore inconsistent with Section 141(c)(2) of the DGCL, and would be invalid if adopted by the stockholders. 8 *Del. C.* § 109(b) (specifying that the by-laws of a Delaware corporation cannot contain a provision "inconsistent with law").

Beyond contravening the express terms of Section 141(c)(2), allowing a single director to appoint the members of a board committee would undermine the implicit policy rationale of the statute. Section 141(c)(2)'s requirement that the members of a board committee be designated by the board of directors (or by a properly authorized committee of the board) is vital to the statutory scheme enabling the use of board committees because it bridges the gap between the use of board committees, which permits board action by select directors, and the general policy that, "to be valid, actions of a board must be taken at a meeting where all

---

[3] Although Section 141(c)(2) does not define what it means to "designate" a committee, a court construing this provision would accord the term its plain meaning. *See Sostre v. Swift*, 603 A.2d 809, 813 (Del. 1992). The plain meaning of "designate" is to select one or more persons to perform a specific duty, i.e., to serve on a committee of the board of directors. *See* Black's Law Dictionary, at 447 (6th ed. 1990) (defining the word "designate" to mean "to indicate, select, appoint, nominate, or set apart for a purpose or duty, as to designate an officer for a command. To mark out and make known; to point out; to name; indicate").

[4] *See* 8 *Del. C.* § 141(c)(2). Under Section 141(c)(2), the board may authorize a committee to "exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation," except that the board cannot authorize a committee to adopt by-law amendments or to approve, adopt or recommend certain actions that must be submitted for stockholder approval. The broad language of Section 141(c)(2) permits the board to vest in a committee the power to form an entirely new committee and designate the members of such committee.

[5] The Delaware courts have held that, when a statute empowers only certain persons to take action, that power cannot be delegated to other persons. *See, e.g., Grimes v. Alteon*, 804 A.2d 256, 263, 266 (Del. 2002) (holding that, because Section 157 of the DGCL requires the board to approve the terms of a right to buy stock, those terms could not be approved by the chief executive officer); *In re Staples Inc. S'holders Litig.*, 792 A.2d 934, 963-64 (Del. Ch. 2001) (holding that, because Section 213(a) of the DGCL requires the board to fix a record date for a meeting of stockholders, a record date could not be fixed by an officer of the corporation); *Field v. Carlisle*, 68 A.2d 817, 820 (Del. Ch. 1949) (holding that, because the predecessor provision to Section 152 of the DGCL requires the board to fix the consideration for the issuance of stock, the board could not delegate to an appraiser the power to determine such consideration).

members are afforded the opportunity to be present" and "participate fully in the deliberations." 1 DAVID A. DREXLER ET AL., DELAWARE CORPORATION LAW AND PRACTICE § 13.01[6], at 13-11 (2007).[6] By operation of Section 141(c)(2)'s requirements, the entire board has the opportunity to participate in establishing the board committee and selecting its members (or in selecting the members of a committee that, in turn, may appoint directors to other board committees). Enabling a single director to appoint the members of a board committee without providing an opportunity for input or participation by the remaining directors essentially substitutes the single director's decision for the entire board, thereby subverting the very mechanism that validates the use of board committees.

For the foregoing reasons, it is our opinion that the Proposal would, if implemented, violate Delaware law by allowing a single director to appoint the members of a board committee in contravention of Section 141(c)(2).[7] We note that the Proposal would violate Delaware law solely for the reasons set forth in this Part II.A. of our opinion and that the Company need not rely on Part II.B. of our opinion to determine that the Proposal is invalid as a matter of Delaware law. However, we also believe that the Proposal would violate Delaware law for the alternative reasons set forth in Part II.B. below.

B. A Stockholder Proposal May Not Force The Board To Devote Company Time And Resources To A Broad Study Of The U.S. Economy.

The by-law urged by the Proponents would require the Board to devote Company time and resources to studying the effect of the Company's policies on the "US economic

---

6 *See also Liberis v. Europa Cruises Corp.*, 1996 WL 73567, at *6 (Del. Ch. Feb. 8, 1996), *aff'd*, 702 A.2d 926 (Del. 1997) (holding that "polling board members does not constitute a valid meeting or effective corporate action" and stating that any purported board action at a meeting for which less than all the board members received or waived notice would be void); *Moore Bus. Forms, Inc. v. Cordant Holdings Corp.*, 1998 WL 71836, at *7 (Del. Ch. Feb. 6, 1998) ("The principle that all directors have equal rights of access to board information and to participate fully in board proceedings is well established."); *see also* 8 *Del. C.* § 141(f) (providing that the only exception to the requirement that board action be taken at a meeting where all directors had the opportunity to participate fully is board action by *unanimous* consent of all directors).

7 We recognize that the part of the proposed by-law that would authorize the Chairman of the Board to appoint directors to the Committee also contains a provision specifying that such authorization is "consistent with . . . applicable law." *See* Proposal ("The Chairman of the Board of Directors is authorized consistent with these regulations and applicable law, to appoint the members of the Board Committee on US Economic Security."). This provision appears to assert, incorrectly, that such authorization complies with Delaware law. Even if this provision is intended to serve as a "savings" clause, i.e., to save or preserve the remaining provisions of the sentence in which that provision appears, such provision is ineffective because the entire sentence at issue violates Delaware law.

security." In our opinion, the stockholders would violate Delaware law by adopting the Proposal because the proposed by-law would improperly force Company directors to perform such a review. Under Delaware law, the Company may conduct such a review only if the Company directors, in accordance with their fiduciary duties, determine that such review will further the best interests of the Company and all of its stockholders. This determination must be made by the directors because Section 141(a) of the DGCL vests in the directors the power to manage the corporation.[8] Managerial power is vested in the directors because they owe fiduciary duties to act in the best interests of all of the stockholders of the corporation.[9] The stockholders cannot use their statutory power to adopt by-laws to make management decisions because they do not owe fiduciary duties to the other stockholders.[10] Accordingly, only the directors may exercise

---

[8] 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); *see also Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

Similarly, Article SEVENTH of the Restated Certificate of Incorporation of the Company (the "Certificate") also specifies that "[t]he business and affairs of the [Company] shall be managed by or under the direction of a Board of Directors . . . ." Accordingly, the proposed by-law is also invalid because it is inconsistent with the provisions of the Certificate. *See* 8 *Del. C.* § 109(b) (specifying that the by-laws may not contain any provision inconsistent with the corporation's certificate of incorporation).

[9] *See Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1292-93 (Del. 1998) (noting that directors owe fiduciary duties that are "concomitant" to their managerial authority under Section 141(a) of the DGCL); *Gilbert v. El Paso Company*, 575 A.2d 1131, 1148 (Del. 1990) (observing that any duty the directors owed to a specific group of stockholders "had to be considered in light of [the directors'] duty to the corporation and all of its shareholders").

[10] *Bershad v. Curtiss-Wright Corp.*, 535 A.2d 840, 845 (Del. 1987) (noting that, except in limited circumstances, Delaware law does not impose fiduciary duties on stockholders and further noting that stockholders may make their decisions based on "personal profit" or even based on "whim or caprice").

We note that the Delaware courts sometimes use rhetoric evoking the "will of the stockholders" in a way that might suggest that the board must follow the wishes of a stockholder majority, even with respect to managerial decisions. *See UniSuper Ltd. v. News Corp.*, 2005 WL 3529317, at *6 (Del. Ch. Dec. 20, 2005) (comparing, in dicta, the director-stockholder relationship to that of agent and principal). These broad pronouncements about following stockholder wishes, however, should be properly understood to apply only to those actions for which the DGCL requires stockholder approval. *UniSuper Ltd. v. News Corp.*, 2006 WL 207505, at *3 (Del. Ch. Jan. 19, 2006) (revised Jan. 20, 2006) (clarifying its prior opinion to note that the agent-principal analogy was intended only to illustrate that the directors could not use their fiduciary

(Continued. . .)

this managerial power because only the directors owe fiduciary duties to the corporation and its stockholders.[11] As recently as this year, the Delaware Supreme Court reaffirmed these fundamental principles of Delaware corporation law in a case certified to the Court by the U.S. Securities and Exchange Commission, in which the Court stated that "[i]t is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008).

The review of the U.S. economy that the Proponent would force the Company directors to perform is clearly a "substantive business decision" within the sole managerial prerogatives of the Board. Through his Proposal, the Proponent would force the directors to focus on the stability of the U.S. economy in reviewing Company policy, whereas the Board may determine either that no such review is necessary, or that such a review must take a broader focus to account for the global economy (as well as any other considerations the directors deem advisable) rather than simply the national economy. *Cf. Grimes v. Donald*, 1995 WL 54441, at *11 (Del. Ch. Jan. 11, 1995), *aff'd*, 673 A.2d 1207 (Del. 1996) ("Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor progress toward achieving them."). Furthermore, the Proponent's by-law would mandate an expenditure of Company funds for his proposed review. *See* Proposal ("Notwithstanding the language of this section, the Board Committee on US Economic Security shall not incur any costs to the company except as authorized consistent with these bylaws."). This facet of the by-law also violates Delaware law because only the directors may decide whether director time and Company resources should be

(. . . continued)

duties as an excuse to refrain from putting a charter amendment to a stockholder vote where, the court assumed, the board had contractually obligated itself to submit the amendment to stockholders). Because the type of review of Company policies urged by the Proponent does not require stockholder approval under the DGCL, these broad pronouncements do not apply to the Proponent's by-law.

11 *See Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by fundamental fiduciary obligations owed by the directors to the corporation and its shareholders.") (quotation omitted); *TW Services, Inc. v. SWT Acquisition Corp.*, 1989 WL 20290, at *8 n.14 (Del. Ch. Mar. 2, 1989) ("[A] corporation is not a New England town meeting; directors, not shareholders, have responsibilities to manage the business and affairs of the corporation, subject however to a fiduciary obligation.").

devoted to the review of the U.S. economy urged by the Proponent.[12] The Proponent cannot force the directors to make such an expenditure by fiat of a by-law provision.[13] Finally, if the directors disagree with the Proponent's assumption that a review of the U.S. economy will benefit the Company stockholders, then the directors cannot undertake such a review consistent with their fiduciary duties. *See Revlon Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 182 (Del. 1986) ("A board may have regard for various constituencies in discharging its responsibilities, provided there are rationally related benefits accruing to the stockholders.").

We note that the Proponent could have simply asked the stockholders to adopt a by-law vesting a board committee with the power to decide whether or not to conduct the review urged by the Proponent. Such a by-law would regulate merely the *process* by which the board

---

12 Under Delaware law, it is the directors' duty to determine how the assets of a corporation will be deployed to manage the corporation's business and affairs. *See UIS, Inc. v. Walbro Corp.*, 1987 WL 18108 (Del. Ch. Oct. 6, 1987) at *2 (refusing to grant a temporary restraining order that would have prevented a corporation from expending corporate funds because the directors "are charged with deciding what is and what is not a prudent or attractive investment opportunity" for the company); *see also Hollinger Inc. v. Hollinger International, Inc.*, 858 A.2d 342, 387 (Del. Ch. 2004) (noting that even a controlling stockholder "must live with the informed . . . and good faith . . . business decisions" of the directors in deciding whether to sell company assets).

We note that the stockholders can require the expenditure of Company funds indirectly, if it is incidental to a proper exercise of stockholder authority, such as expenditures that result from a by-law that relates to the process by which board or stockholder decisions are made. *See AFSCME*, 953 A.2d at 235-37. For the reasons stated above, however, the Proponent's by-law does not relate to a decision-making process, but instead to a substantive decision to deploy Company resources for an extensive review of the Company's management policies.

13 We note that the By-laws include a provision recognizing the Board's power to manage the Company's business and affairs. *See* By-laws, Article IV, Section 1 ("The affairs, property and business of the Company shall be managed by or under the direction of a Board of Directors . . . . . In addition, to the powers and authorities expressly conferred upon the Board of Directors by these By-laws, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Company, but subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of these By-laws."). Although this same by-law provision states that the Board's authority is "subject" to the By-laws, the By-laws cannot limit the managerial power of the Board (or permit the stockholders to usurp that power) because such a by-law would be inconsistent with Delaware law, as explained above. Furthermore, such a by-law would be inconsistent with Article SEVENTH of the Certificate, which vests the Board with the exclusive power to manage the Company's business and affairs. *See* footnote 8, *supra*.

made its decision (i.e., through a board committee rather than by the entire board).[14] However, because the Proponent has fashioned his by-law in mandatory rather than precatory language, i.e., to leave the directors no decision-making authority and instead require that the Committee conduct a review of the U.S. economy, the by-law impermissibly usurps the managerial power of the Board. *AFSCME*, 953 A.2d at 234.[15] Worse, the by-law would require the directors to expend time and resources in favor of this review process even if the directors determine that such a review does not further the best interests of all stockholders and that such time and resources could be put to better use to engage in activities that enhance the value of the Company. For this reason, the stockholders would violate Delaware law by adopting the proposed by-law because it seeks to force the directors to engage in a course of action, even if they determine such action would violate their fiduciary duties. The Delaware Supreme Court reached exactly the same conclusion in analyzing a by-law analogous to the Proposal. In *CA, Inc. v. AFSCME Employees Pension Plan*, the Court held that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate." 953 A.2d at 239. Among other things, the Court concluded that the proposal violated Delaware law because the proposed by-law would have prevented the board from denying corporate expenditures for proxy contests that do not promote the interests of the corporation. *Id.* at 240. Similarly, the Proponent's by-law is invalid because it denies the Company directors their full power to exercise their fiduciary duties to refrain from undertaking the review urged by the Proponent if the directors determine that the review would not promote the Company's best interests.[16]

---

[14] Under Section 141(c)(2), the by-laws may set forth the authority of a board committee. 8 *Del. C.* § 141(c)(2) (specifying that "[a]ny . . . [board] committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation" subject to certain exceptions). Although a committee of the board of directors can be established through a stockholder-adopted by-law, a committee cannot function without the assent of the directors because only the board (or an authorized board committee) can designate the committee members and only the directors serving on a committee possess the power (and owe concomitant fiduciary duties) to decide whether or not to exercise the authority granted to that committee in the by-laws.

[15] We note that, even if the Proponent had drafted the proposed by-law to merely empower the committee to determine whether to undertake a review of U.S. economic security, the Proposal would still violate Delaware law because the Proposal seeks to empower the Chairman of the Board to appoint directors to the Committee in violation of Section 141(c)(2).

[16] We note that our opinion is not affected by the provision in the Proposal stating that its terms will not restrict the Board's power to manage the Company. *See* Proposal ("Nothing herein shall restrict the power of the Board of Directors to manage the business

(Continued. . .)

For the foregoing reasons, it is our opinion that the Proposal would, if implemented, violate Delaware law.

III. The Proposal Is Not A Proper Subject For Stockholder Action.

Pursuant to Section 109(a) of the DGCL, the stockholders of the Company may adopt by-laws. 8 *Del. C.* § 109(a). The stockholders' power to adopt by-laws, however, is subject to the express limitation in Section 109(b) that the by-laws may not contain any provision "inconsistent with law or with the certificate of incorporation." 8 *Del. C.* § 109(b). Accordingly, the Delaware Supreme Court has noted that a proposed by-law is not a proper subject for stockholder action if, among other potential considerations, the by-law "facially violate[s]" a provision of the DGCL, *see AFSCME*, 953 A.2d at 238, or if the proposed by-law mandates "how the board should decide specific business decisions." *Id.* at 234-35. The Proponent's by-law is not a proper subject for stockholder action because it violates both of these principles. First, as explained in Part II.A. of this opinion, the Proponent's by-law is facially invalid because it violates the express terms of Section 141(c)(2). Second, the proposed by-law also purports to mandate the outcome of the directors' specific business decision whether to conduct the review of "US economic security" urged by the Proponent. Therefore, the Proposal is not a proper subject for stockholder action under Delaware law.

* * *

(. . . continued)

and affairs of the company or its authority under the corporate articles of incorporation, bylaws, and applicable law."). The Proposal is intended to restrict the Board's managerial power by preventing it from refusing to conduct the review urged by the Proponent. Without this restriction, the proposed by-law would be meaningless. The stockholders cannot adopt an invalid by-law simply because it includes language that recognizes the invalidity of its terms.

IV. Conclusion.

Based on the foregoing, the Proposal would, if implemented, cause the Company to violate Delaware law and is not a proper subject for stockholder action under Delaware law because it: (1) would violate the provisions of the DGCL empowering only the Board, or a committee of the Board, to designate the directors who serve on a Board committee and (2) would violate the provisions of the DGCL that permit only the directors to determine whether or not to pursue a review of the effect of the Company's policies on "US economic security." Moreover, because the Proposal would require the Company to violate Delaware law, we believe that it is not a proper subject for stockholder action under Delaware law.

Very truly yours,

2607534.10

Morris, Nichols, Arsht & Tunnell LLP

END